Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

07026625

Brambles

02 August 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 32,160 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

dw 9/18

{SLM 00028665}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	32,160
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	11,130 @ $4.74 per share 19,748 @ $5.63 per share 1,282 @ $8.20 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	02 August 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,416,055,803	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	21,134,797	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{SLM 00028665}

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

{SLM 00028665}

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

{SLM 00028665}

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 02 August 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

{SLM 00028665}

+ See chapter 19 for defined terms.

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

8 August 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ASCIANO GROUP CONFIRMS RELEVANT INTEREST IN BRAMBLES SHARES

Brambles Limited conducts regular analyses of the underlying beneficial ownership of its shares.

In the process of undertaking such an analysis, National Rail Consortium (Insurance) Pty Ltd (**NRC**) confirmed to Brambles last night that it holds a relevant interest in 15,967,742 Brambles ordinary shares. ASIC searches have identified that NRC is a subsidiary of Asciano Limited.

The shares are currently registered in the name of a subsidiary of Macquarie Bank Limited, which has confirmed to Brambles that these shares were purchased pursuant to instructions issued since 29 June 2007.

Macquarie Bank has also advised Brambles that MS Corporate Services Pty Ltd (**MSC**), also identified by ASIC searches as a subsidiary of Asciano Limited, has a relevant interest in a further 1,600,000 Brambles ordinary shares.

The combined holdings of NRC and MSC referred to above represent approximately 1.2% of Brambles' total issued ordinary shares.

Brambles is seeking further information from Asciano Limited with respect to these relevant interests and its intentions.

Yours faithfully
BRAMBLES LIMITED

Craig van der Laan de Vries
Company Secretary

{CLV 00028718}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway I Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

8 August 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

IDENTIFICATION OF TOLL HOLDINGS LIMITED AS OWNING 5.1 MILLION BRAMBLES SHARES

Since the announcement earlier today regarding Asciano Group's relevant interest in Brambles' shares, Brambles has received from Citigroup Global Markets Limited a response to a tracing notice issued by Brambles, confirming that a separate holding of 5,100,000 Brambles ordinary shares, registered in Citigroup's name, belongs to Toll Holdings Limited.

Brambles has sought to ascertain Toll Holdings' intentions with respect to Brambles. Toll Holdings has advised Brambles that it has no particular plan with respect to its Brambles shareholding but has declined to provide Brambles with any assurance as to its future intentions. Toll Holdings has also stated to Brambles that Asciano and Toll Holdings are not working together.

Brambles will be seeking further information from Toll Holdings with respect to its relevant interest in Brambles shares.

Yours faithfully
BRAMBLES LIMITED

Craig van der Laan de Vries
Company Secretary

{CLV 00028718}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

13 August 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 73,330 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	73,330
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	65,040 @ $0.00 per share 8,290 @ $7.08 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 August 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,416,129,133	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	19,184,721	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

{OWB 00012195}

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 August 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway I Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

13 August 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 65,754 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	65,754
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	13,792 @ $4.74 per share 47,798 @ $5.63 per share 1,600 @ $6.09 per share 2,564 @ $8.20 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 August 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,416,194,887	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	19,115,168	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{OWB 00012195}

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

{OWB 00012195}

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

{OWB 00012195}

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 August 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

{OWB 00012195}

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

16 August 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ASCIANO GROUP – INTERESTS IN BRAMBLES SHARES

We refer to the announcement by Asciano Limited on Wednesday, 8 August 2007, confirming that the Asciano Group had acquired a 1.76% shareholding in Brambles.

Brambles has today been advised by its share registry that, as a result of transactions registered yesterday, 15 August 2007, a sub-account position on Brambles registry which holds the Asciano Group's 1.76% shareholding, and which previously held no shares other than for MS Corporate Services Pty Limited (a subsidiary of Asciano) has increased by approximately 5.7 million shares.

That sub-account, held in the name of "Belike Nominees Pty Ltd <MSC A/C>" now holds 30,950,487 Brambles shares, or 2.19% of Brambles' issued capital. Assuming that the additional shares were purchased on market, and assuming a T+3 settlement, the additional shares would have been acquired on Friday, 10 August 2007.

Brambles has today contacted Asciano Group requesting confirmation of its current ownership of Brambles and any further details regarding its intentions.

Brambles has also served notices on Belike Nominees Pty Limited (a subsidiary of Macquarie Bank) and MS Corporate Services Pty Limited requesting confirmation of the beneficial ownership of the additional shares. Further announcements will be made as and when responses are received.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{CLV 00028877}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

16 August 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 218,666 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00028885}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	218,666
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00028885}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	25,872 @ $0.00 per share 192,794 @ $7.08 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 August 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,416,413,553	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	18,885,301	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{SLM 00028885}

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 August 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

17 August 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ASCIANO GROUP – INTERESTS IN BRAMBLES SHARES

We refer to our announcement yesterday concerning the sub-account position on Brambles registry which holds Asciano Group's previously declared 1.76% shareholding, registered in the name of "Belike Nominees Pty Ltd <MSC A/C>".

Brambles has today been advised by its share registry that, as a result of transactions registered yesterday, 16 August 2007, that sub-account has increased by a further 4,109,975 shares and now holds 35,060,462 Brambles shares, or 2.48% of Brambles' issued capital. Assuming that the additional shares were purchased on market, and assuming a T+3 settlement, the additional shares would have been acquired on Monday, 13 August 2007.

Brambles will be serving further notices on Belike Nominees Pty Limited (a subsidiary of Macquarie Bank) and the Asciano Group today requesting confirmation of the beneficial ownership of the additional shares.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{CLV 00028892}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

20 August 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ASCIANO GROUP – INTERESTS IN BRAMBLES SHARES

We refer to our announcement on 17 August 2007 concerning the sub-account position on Brambles registry which holds Asciano Group's previously declared 2.48% shareholding, registered in the name of "Belike Nominees Pty Ltd <MSC A/C>".

Brambles has today been advised by its share registry that, as a result of transactions registered on 17 August 2007, that sub-account has increased by a further 5,211,511 shares and now holds 40,271,973 Brambles shares, or 2.84% of Brambles' issued capital. Assuming that the additional shares were purchased on market, and assuming a T+3 settlement, the additional shares would have been acquired on Tuesday, 14 August 2007.

Brambles will be serving further notices on Belike Nominees Pty Limited (a subsidiary of Macquarie Bank) and the Asciano Group today requesting confirmation of the beneficial ownership of the additional shares.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{CLV 00028913}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

21 August 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ASCIANO GROUP – INTERESTS IN BRAMBLES SHARES

We refer to our announcement yesterday concerning the sub-account position on Brambles' registry which holds Asciano Group's previously declared shareholding, registered in the name of "Belike Nominees Pty Ltd <MSC A/C>".

Brambles has today been advised by its share registry that, as a result of transactions registered yesterday, 20 August 2007, the number of Brambles shares in that sub-account has increased by a further 5,208,971 shares. That sub-account now holds 45,480,944 Brambles shares, or 3.2% of Brambles' issued capital. Assuming that the additional shares were purchased on market, and assuming a T+3 settlement, the additional shares would have been acquired on Wednesday, 15 August 2007.

Brambles will be serving further notices on Belike Nominees Pty Limited (a subsidiary of Macquarie Bank) and the Asciano Group today requesting confirmation of the beneficial ownership of the additional shares.

In response to notices which were issued on 16 August 2007 with respect to the 30,950,487 ordinary Brambles shares which were held in the sub-account as at 15 August 2007 ("**15 August Shareholding**"), Brambles was last night advised by Macquarie Bank and MS Corporate Services Pty Ltd (**MSC**) respectively that:

- Belike Nominees Pty Ltd had no relevant interest in the 15 August Shareholding; and
- MSC has a relevant interest in the 15 August Shareholding as is the full beneficial owner thereof, and is not aware of any other person who has a relevant interest in the 15 August Shareholding other than its related bodies corporate (ie Asciano Limited and its subsidiaries).

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{CLV 00028940}

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

21 August 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 105,810 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00028948}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	105,810
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00028948}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2,416 @ $4.74 per share 97,466 @ $5.63 per share 800 @ $6.09 per share 5,128 @ $8.20 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 August 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,416,519,363	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	18,773,749	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

{SLM 00028948}

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 August 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

22 August 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles delivers another year of excellent results in 2007

In accordance with Listing Rule 4.3A, attached is the preliminary final report for the year ended 30 June 2007 for Brambles Limited.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{CLV 00028935}

Brambles delivers another year of excellent results in 2007

The Chief Executive Officer of Brambles, Mike Ihlein, said: "Brambles delivered another year of excellent results in 2007. At actual exchange rates, our continuing operations generated a 36% increase in profit after tax and a 48% lift in earnings per share, before special items. This performance reflects solid growth in sales, further operational efficiencies and strong cash flow.

"The Board is pleased to announce a 26% increase in the final dividend to 17.0 Australian cents.

"We expect our strong cash generation to continue in 2008 and will seek approval of shareholders at the Annual General Meeting on 16 November 2007 to continue with on-market share buy-backs.

"Looking further ahead, our balance sheet, the talent in our organisation and our global footprint provide excellent foundations to maximise the opportunities we have identified to accelerate growth in CHEP and Recall. We recognise the importance of delivering sustainable double digit revenue growth over the medium to long term."

Year ended 30 June	**2007 US$m**	2006 US$m	% change (actual fx rates)	% change (constant currency)
Results before special items				
Continuing operations:				
Sales revenue	**3,868.8**	3,522.1	10	6
Comparable operating profit	**932.8**	771.3	21	17
Profit after tax	**585.7**	430.1	36	32
Basic EPS (US cents)	**37.8**	25.5	48	44
Profit after tax - discontinued operations	**27.7**	217.0		
Profit for the year	**613.4**	647.1	(5)	(8)
Statutory results (after special items)				
Continuing operations:				
Sales revenue	**3,868.8**	3,522.1	10	
Operating profit	**796.0**	701.1	14	
Profit after tax	**433.7**	362.6	20	
Profit after tax - discontinued operations	**857.6**	1,101.8	(22)	
Profit for the year	**1,291.3**	1,464.4	(12)	
Profit attributable to members of the parent entity	**1,291.3**	1,463.4	(12)	
Basic EPS (US cents)	**83.4**	86.7	(4)	
Final dividend* (Australian cents)	**17.0**	13.5	26	
Free cash flow	**490.2**	559.7		
Net debt	**1,996.9**	1,690.1		

* The 2007 final dividend is 20% franked and its record date is 21 September 2007.

Preliminary final report
for the year ended 30 June 2007

Index

Notes:

Throughout pages 3 to 15, all amounts quoted in the text are at actual exchange rates. Unless otherwise stated, all comparative trading measures referred to are in constant currency. The underlying constant currency performance is shown in the table on page 8. Definitions are set out in the glossary on page 41.

The increase in sales and profits at actual exchange rates is greater than when translated at constant currency. The comparative trading measures are in constant currency as the Directors believe constant currency comparisons to be a more useful measure of relative business performance.

Overview

Strong profit growth

Brambles' profit growth reflected a strong operational performance by both CHEP and Recall.

- Sales for continuing operations totalled US$3.9 billion, an increase of 6%. Sales growth continued in both CHEP (up 5%) and Recall (up 11%).

- Comparable operating profit for continuing operations was US$932.8 million, an increase of 17%. The major driver of this increase was the strong lift in CHEP's earnings.

- Earnings before interest, tax, amortisation and depreciation for continuing operations were up 11% at US$1,331.1 million, which underpinned the strong cash generation.

- Profit before tax and special items for continuing operations was US$872.9 million, an increase of 28%.

- Special items of US$677.9 million after tax included net profits of US$832.9 million from the sale of divested businesses and US$146.7 million of restructuring and Unification costs in the continuing operations.

- Overall, CHEP performed strongly with sales and profit growth in all regions. Comparable operating profit was US$845.2 million, an increase of 17%.

- CHEP Americas had an excellent year with very strong profit growth of 28% driven by sales growth and further operational efficiencies.

- CHEP Europe saw the resumption of growth in pallet volumes towards the end of the financial year, offset by some weakness in the RPC business. Overall, CHEP Europe's operating profit grew by 6%.

- CHEP Rest of World delivered another good result with an underlying profit improvement of 16% excluding the impact of start-up costs in China.

- Recall's sales growth was 11%. Comparable operating profit, including the contribution from AUSDOC, was US$118.5 million, an increase of 16%.

- Recall's recent customer wins in North America will lead to improved revenue and profitability over the next few years.

- Cash flow from continuing operations was strong at US$838.3 million (FY06: US$762.6 million) with higher profits exceeding the increase in capital expenditure to support growth. The increase of US$75.7 million builds on several years of continuous improvement.

- Brambles Value Added (BVA) for continuing operations grew by US$121 million to US$471 million, with all regions of CHEP contributing strongly, reflecting the continued focus on creating value for shareholders.

- Since the announcement of Unification and the divestment program in November 2005, Brambles has undertaken US$3.4 billion of capital management initiatives.

Opportunities to accelerate profitable growth

CHEP plans to increase market penetration in existing customer segments, expand into adjacent segments and extend its geographic footprint. Recall will continue to focus on increasing density within existing markets and delivering enhanced operational efficiencies.

Over the past year, one of CHEP USA's initiatives has been to modify its service offering by basing equipment and employees at selected manufacturers' sites to enhance customer service and optimise the efficient use of pallets and containers. The initial response has been most encouraging. On-site pallet and container management results in a deeper relationship with these customers and lowers supply chain costs. Not only is there a significant opportunity to expand this service offering in the USA, but it is also being extended to a number of larger customers in Europe. Innovation and a focus on customer service should enable the delivery of superior growth.

In many existing markets there is considerable opportunity to increase penetration. For example, in the USA, CHEP's penetration in the Fast Moving Consumer Goods segment is estimated at around 40% and there are also significant opportunities in other market segments, such as beverages, home improvement, food service and office supplies. The strategy will be to grow the existing business as well as to accelerate growth in these other addressable segments.

In Europe, CHEP's penetration in the grocery segment for 1208 and 1210 pallets alone is estimated at around 30%. Significant opportunities exist for CHEP to increase this penetration across Europe, especially in Germany and Central and Eastern Europe. Display pallets and other pallet sizes and segments all provide further potential growth opportunities.

Geographic expansion will continue to be an important platform for CHEP's growth. During 2007, CHEP began operations in China and Saudi Arabia. The long term opportunities in China look particularly exciting, and we have already secured contracts with five significant customers.

There remain significant growth opportunities for Recall as an estimated two thirds of document management are not currently outsourced to providers like Recall. Many small-to-medium sized companies in most of the countries in which Recall operates could benefit from outsourcing their document management requirements, and there remain large unvended opportunities. For example, in North America in 2007, Chevron outsourced its USA document management services business to Recall. Recall's strategy is to leverage off its existing geographic footprint, increase customer density and deliver operational efficiencies. Enhanced sales force efficiency is translating into improved organic sales growth.

The sharing of best practice across CHEP and Recall, together with the new organisational structure announced on 2 August 2007, will deliver synergies, further operational efficiencies and provide a springboard for future growth.

Strong cash flow and a higher dividend in 2007 – capital management focus to continue

Cash flow from operations continued to improve and we have increased the final dividend by 26% to 17.0 Australian cents, equivalent to a 30% increase in US dollar terms.

During the 2007 financial year, Brambles completed the on-market share buy-back at a cost of US$1.5 billion. The share buy-back increased the leverage of the balance sheet and at 30 June 2007 the Group's net debt stood at US$1,996.9 million, up from US$927.4 million at 31 December 2006.

After payment of the increased dividend announced today, Brambles is again expected to generate solid free cash flow in 2008. Generating free cash flow while growing our business and paying higher dividends is a great outcome for shareholders, and Brambles is committed to delivering the appropriate balance of investment for growth and capital management initiatives.

Brambles remains focused on further capital management initiatives and, consistent with previous guidance, will ask shareholders at its Annual General Meeting on 16 November 2007 to approve the additional buy-back of up to 10% of shares outstanding should appropriate opportunities arise.

In 2007, EPS growth (before special items) for continuing businesses showed a 44% increase over the previous corresponding period.

The progressive dividend policy is to maintain or grow dividends per share, subject to the financial performance of the Group and the cash requirements of delivering future growth. The final dividend of 17.0 Australian cents represents an increase of 26% over the previous year. Taking into account the special dividend of 13.5 Australian cents in lieu of the 2007 interim dividend, which was paid in October 2006, the effective 2007 dividend payments of 30.5 Australian cents per share represent an increase of 22% over 2006. The strong lift in the dividend is a reflection of the Board's continued confidence in the quality and profitable growth prospects of our businesses.

As previously advised, the franking capacity for dividends to Australian shareholders has reduced following Unification and the divestments. The 2007 final dividend will be franked to 20%.

Post tax earnings generated in US dollars approximately 30% of total

As at 30 June 2007, 80% of Brambles' net debt was held in US dollars, and the associated financing costs provide a partial natural hedge against operating profit generated in US dollars. After taking into account interest and tax, Brambles' post tax earnings generated in US dollars are approximately 30%.

In the 2008 financial year, this percentage is not expected to change materially from that in 2007.

Outlook

Brambles is again expected to show strong profit growth in 2008. All regions in CHEP and Recall are expected to deliver another year of higher sales and strong profit growth. We are in an excellent position to accelerate profitable growth in the medium to long term.

CHEP Americas is expected to continue the trend in recent years of strong profit growth and solid improvement in sales. Winning new customers in the Fast Moving Consumer Goods segment, as well as growth with existing customers, will drive sales growth in 2008. There will be a focus on ongoing operational efficiencies in transportation and plant costs coupled with increased capital efficiency.

CHEP Europe is expected to finish 2008 with stronger sales and to deliver profitability improvements as further transportation and plant cost savings are realised. Additional resources will be put in place to enhance our asset control and further improve capital efficiency.

CHEP Rest of World is expected to achieve another year of good sales and profit growth, after excluding the start up costs in China. Capital expenditure in China is expected to remain modest in 2008 and will be closely linked to new business.

Recent customer wins are expected to underpin a strong performance in 2008 by Recall in both sales and profit growth. The momentum in customer acquisitions is expected to continue and the application of a strong metric driven culture within Recall will deliver operational efficiencies.

The outlook for Brambles is very positive and 2008 should be another year of strong cash generation and profit performance.

The Board is confident of the positive outlook for our business notwithstanding recent events in global capital markets, particularly given the strength of CHEP's business model and the breadth and quality of our customer base.

Looking further ahead, our balance sheet, the talent in our organisation and our global footprint provide excellent foundations for Brambles to maximise the opportunities we have identified to accelerate growth in CHEP and Recall.

The sharing of best practice across CHEP and Recall, together with the new organisational structure announced on 2 August 2007, will deliver synergies, further operational efficiencies and provide a springboard for future growth.

We recognise the importance of delivering sustainable, double digit revenue growth over the medium to long term. This will ensure we deliver excellent returns for our shareholders.

Key dates - 2007 Final Dividend

Event	Date
Shares trade ex-dividend on Australian Securities Exchange	17 September 2007
Record date	21 September 2007
Payment date	11 October 2007

Shareholder Meeting

The Annual General Meeting for Brambles will be held on 16 November 2007 in Brisbane. The Notice of Meeting will be sent to shareholders around 28 September 2007. Shareholders who will not be able to attend in person are invited to forward any questions they have to Brambles (see contacts below) by 9 November 2007.

Further information

The full-year financial report along with webcast and supporting slides are available on the Brambles website at ***www.brambles.com***

An analysts' briefing will be held in Sydney at 10.00am on 22 August 2007.

Copies of the 2007 final results have been forwarded to the Financial Services Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility. For further details, please refer to ***www.fsa.gov.uk****.*

Contacts

Investors	*John Hobson*	*+61 2 9256 5216*
	Head of Investor Relations	*+61 407 436 711 (mobile)*
Media	*Michael Sharp*	*+61 2 9256 5255*
	Vice President Corporate Affairs	*+61 439 470 145 (mobile)*

Brambles is globally headquartered in Australia

Results by business segment at actual and constant currency exchange rates

Sales	2007 actual US$m	2007 at prior year fx rates US$m	2006 actual US$m	% change at constant currency
CHEP	**3,218.4**	3,106.8	2,956.4	5%
Recall	**650.4**	626.0	565.7	11%
Continuing operations	**3,868.8**	3,732.8	3,522.1	6%
Cleanaway	**252.1**	238.5	1,771.9	
Brambles Industrial Services	-	-	441.5	
Regional Businesses	-	-	160.8	
Other	-	-	19.4	
Discontinued operations	**252.1**	238.5	2,393.6	
Total	**4,120.9**	3,971.3	5,915.7	
Comparable operating profit				
CHEP	**845.2**	821.5	703.8	17%
Recall	**118.5**	113.3	97.5	16%
Brambles HQ	**(30.9)**	(29.0)	(30.0)	3%
Continuing operations	**932.8**	905.8	771.3	17%
Cleanaway	**40.6**	38.3	241.5	
Brambles Industrial Services	-	-	62.8	
Regional Businesses	-	-	5.2	
Other	-	-	1.0	
Discontinued operations	**40.6**	38.3	310.5	
Total	**973.4**	944.1	1,081.8	
Reconciliation to statutory profit after tax				
Comparable operating profit from continuing operations	**932.8**	905.8	771.3	17%
Net finance costs	**(59.9)**	(59.8)	(111.8)	47%
Profit before tax and special items from continuing operations (PBTA)	**872.9**	846.0	659.5	28%
Tax expense on PBTA	**(287.2)**	(278.3)	(229.4)	(21%)
Profit after tax, before special items (PATA), from continuing operations	**585.7**	567.7	430.1	32%
Special items from continuing operations, after tax	**(152.0)**		(67.5)	
Profit from continuing operations, after tax	**433.7**		362.6	
Profit from discontinued operations, after tax	**857.6**		1,101.8	
Profit for the year	**1,291.3**		1,464.4	
Earnings per share (US cents)				
Basic EPS	**83.4**		86.7	
Basic EPS - continuing operations	**28.0**		21.5	
EPS on PATA	**39.6**		38.3	
BVA (Brambles Value Added) from continuing operations		471	350	

Results by business segment
at actual and constant currency exchange rates - *continued*

Operating profit [1]	2007 actual US$m	2006 actual US$m	% change at actual currency
CHEP	**845.2**	703.8	20%
Recall	**86.5**	72.8	19%
Brambles HQ	**(135.7)**	(75.5)	
Continuing operations	**796.0**	701.1	14%
Cleanaway	**858.3**	1,235.9	
Brambles Industrial Services	**-**	51.0	
Regional Businesses	**-**	66.2	
Other	**-**	(25.5)	
Discontinued operations	**858.3**	1,327.6	
Total	**1,654.3**	2,028.7	

[1] Operating profit is on a statutory basis and includes special items. Operating profit on a constant currency basis is not presented as the translation of such special items, including the results of business divestments, at the exchange rates applicable in the comparable period would be misleading.

Free cash flow	2007 US$m	2006 US$m
Free cash flow reconciles to statutory cash flow as follows:		
Net cash inflow from operating activities	**1,044.0**	1,189.1
Net cash inflow from investing activities	**1,701.2**	255.1
Less net cash inflow from disposals and acquisitions	**(2,255.0)**	(884.5)
Free cash flow	**490.2**	559.7

Operational Review

Throughout this section, all amounts quoted in the text are at actual exchange rates. Unless otherwise stated, all comparative trading measures referred to are in constant currency. The underlying constant currency performance is shown in the table on page 8. Definitions are set out in the glossary on page 41.

CHEP

CHEP delivered its fourth consecutive year of solid profit growth led by a strong performance from the Americas.

	2007 US$m	2006 US$m	% change actual	% change constant currency
Sales revenue	3,218.4	2,956.4	9	5
Comparable operating profit [1]	845.2	703.8	20	17
Profit margin	26%	24%		
Cash flow from operations	780.4	672.2		

[1] A reconciliation to statutory operating profit of US$845.2 million (2006: US$703.8 million) is shown on page 22.

Supported by another year of strong profit growth, CHEP's cash flow from operations once again improved significantly to US$780.4 million, an increase of US$108.2 million. CHEP Europe was the largest contributor to the improved cash flow, accounting for US$59.0 million of the increase.

CHEP's cash profile provides strong support for capturing future growth opportunities.

Best practice continues to be shared across the entire CHEP network. This is highlighted by the Perfect Plant initiatives that have drawn upon our operational expertise across the business. A total of 16 new Perfect Plants opened in the twelve months to 30 June 2007, and new equipment has been installed at 9 customer sites. A total of 27 Perfect Plants have been commissioned in the last two years.

Total Pallet Management (TPM), which involves CHEP managing pallet flows at customer sites, continues to drive both cost savings and customer satisfaction. TPM was initially piloted in the USA and has been adapted to suit the business conditions in Canada, Mexico, South Africa, and Europe.

As we work more closely with our customers and install our equipment on their sites we find more opportunities to reconfigure our entire network and lower total supply chain costs.

Our Innovation Centre in Orlando is a centre of excellence, providing design and consulting services for CHEP globally. This knowledge base has enabled CHEP China to design and develop the new P1210C plastic pallet for its customer base.

We are confident that CHEP's operational expertise, innovation and customer focus provide the foundations for continued profitable geographic expansion and increased market penetration.

CHEP Americas

CHEP Americas delivered another excellent result reflecting higher volumes and lower plant costs. Comparable operating profit has grown at a compound annual growth rate of 48% in the three years since 2004.

	2007 US$m	2006 US$m	% change actual	% change constant currency
Sales revenue	1,429.7	1,326.2	8	7
Comparable operating profit	416.9	324.9	28	28
Profit margin	29%	24%		
Cash flow from operations	322.9	296.9		

Sales in the Americas were US$1,429.7 million (an increase of 7%) in spite of a subdued retailing environment in the grocery sector in the USA for most of the period. Excluding the USA RPC assets that were sold in 2006, the underlying sales growth was 8%. A significant driver of growth in the USA was the continued success rate in winning new contracts. New customers accounted for approximately 25% of the sales growth in the USA. Both Canada and Latin America performed well with comparable operating profit growing strongly, driven by solid volume gains.

Cash flow from operations was US$322.9 million, an increase of US$26.0 million compared with the prior year. Capital expenditure increased by US$10.8 million to US$315.1 million in support of continued volume growth and investment in new Perfect Plants.

Since 2004, the profit margin in CHEP Americas has more than doubled, rising from 12% to 29%. A significant proportion of this improvement has been derived from lower transportation and service centre costs. Most of the improvement in transportation costs has been due to improved transport efficiencies including better pallet movement management and increased transport equipment productivity. Transportation costs overall for the year improved by US$2 million.

A significant enhancement to our service offering in the USA has been the introduction of TPM. In the twelve months to June 2007, the number of TPM arrangements at distributor locations increased by 12 to a total of 125 sites. 40% of all pallet issues are now processed at TPM sites. During the past six months, CHEP extended TPM arrangements to manufacturer customers and equipment has been installed at seven emitter sites. Additional TPM sites will be established in 2008 and these are expected to result in additional cost savings to CHEP and its customers.

Service centre costs were US$11 million lower than the prior year and included the impact of efficiencies arising from the Perfect Plant implementation.

In 2007, CHEP USA continued to increase its penetration and signed 331 new contracts from new and existing customers. CHEP also has a solid pipeline of potential new customers

The control ratio in CHEP USA (i.e. the number of pallets returned in the year as a percentage of all pallets issued) remains high at 96%.

CHEP Europe

CHEP Europe finished the year with modest volume growth in pallet issues as the business continued to put increased emphasis on delivering profitable growth.

	2007 US$m	2006 US$m	% change actual	% change constant currency
Sales revenue	1,372.8	1,252.7	10	2
Comparable operating profit	300.6	263.6	14	6
Profit margin	22%	21%		
Cash flow from operations	341.9	282.9		

Sales in CHEP Europe were US$1,372.8 million, 2% higher than the prior year. With the implementation of activity-based pricing completed, the emphasis has been on delivering profitable growth. After three years of flat pallet volumes, pallet issues grew by approximately 3% in 2007. RPC sales, which account for less than 10% of sales, declined following the loss of a major customer in Italy.

Higher lumber prices across Europe remained a feature of the competitive landscape. While adding US$5 million to repair costs, the increased lumber costs are highlighting for our customers the advantages of CHEP pallet pooling versus new white wood pallets. In 2007, CHEP Europe signed 1,462 new contracts for both new business and expanded business with existing customers. CHEP has been winning new business in all our major European markets. The recent customer wins and new business pipeline will benefit volume growth in 2008.

Cash flow from operations increased by US$59.0 million to US$341.9 million driven by increased profitability and working capital improvements.

Comparable operating profit of US$300.6 million was 6% higher than the prior year. Lower RPC sales together with associated container relocation costs, resulted in a US$10 million adverse impact on profit. A number of RPC contract wins towards the end of the second half should contribute to an improvement in 2008.

Transportation costs were higher by US$13 million. The majority of the increase was due to the one-off impact of the closure of the Brentwood service centre in the UK in the first half and the additional transportation costs incurred whilst maintaining customer service levels. The result benefited from a profit on the sale of a property in Madrid of US$13 million.

In 2007, five new Perfect Plants were commissioned. Thirteen out of 167 service centres are now Perfect Plants, and these plants process approximately 15% of European pallet volumes. A further four plants are expected to be commissioned in 2008. In addition, CHEP will upgrade six plants and install equipment on 10 customer sites progressively throughout the year. Plant costs for the period were US$5 million lower despite the increase of US$5 million in the cost of lumber used for pallet repair.

CHEP UK has offered both Exchange and One-way pallet service models to customers for the past decade. In November 2006, CHEP introduced Managed Recovery to enable customers to choose a new service offering in addition to Exchange and One-way offerings. This new product offering provides greater flexibility to our customers as retailers expand the use of factory-gate pricing with their suppliers. The largest nine retailers in the UK have agreed to receive pallet flows under the new arrangements and as at 30 June 2007 over 75 manufacturers had converted to the Managed Recovery offering. This new offering provides flexibility to our customers and improves control over CHEP pallet assets whilst delivering a similar profit margin to CHEP.

The control ratio at 95% represents a substantial improvement from several years ago. Additional resources will continue to be channelled into asset management to ensure the control ratio improves further. In 2007, nearly 300 non-co-operative distributors became part of the CHEP network resulting in lower surcharges to our customers and improved asset control.

CHEP – Rest of World

CHEP Rest of World continues to deliver solid sales and profit growth and consistently generates excellent returns on capital invested.

	2007 US$m	2006 US$m	% change actual	% change constant currency
Sales revenue	415.9	377.5	10	9
Comparable operating profit	127.7	115.3	11	11
Profit margin	31%	31%		
Cash flow from operations	115.6	92.4		

Comparable operating profit was US$127.7 million, 11% above the prior year. Excluding the impact of start-up costs in China of US$7.0 million, the underlying improvement in comparable operating profit was 16%.

CHEP's most advanced Perfect Plant using robotics technology for pallet repair commenced operation in Sydney in March 2007, and is now the benchmark for the next generation of service centre implementations. The success of the CHEP Erskine Park facility has enabled us to rationalise the service centre network in New South Wales and close a facility in Western Sydney.

Australia and South Africa are two of our longest established pallet pools, and five Perfect Plants are currently operating in these countries. While there is still more that can be done to enhance these operations, no additional Perfect Plants are planned in the current financial year.

Automotive container volume in Australia has been affected by difficulties confronting the domestic car manufacturers and recent announcements of further closures suggest that this environment will remain challenging. Pallet volumes grew modestly in 2007 and the strength of RPC volumes more than offset the impact of the automotive container business.

South Africa achieved strong growth in pallets, RPCs and automotive container volumes in 2007 resulting in a good improvement in profitability for the year. Pallets account for approximately 75% of revenue following the development of a strong container business over the past several years. Despite sharply higher lumber prices in South Africa, productivity improvements resulted in a slight decline in plant costs.

The expansion into China is progressing well with CHEP China formally signing contracts with five customers as at the end of June 2007. The marketing team continues to explore many other opportunities. As previously announced, the CHEP China pallet business is being established with a plastic pallet.

The automotive container business in China is a potentially attractive market for CHEP given the significant number of new production facilities that will open in China over the next several years. CHEP is undertaking Value Chain Analysis to identify potential cost savings to customers by switching to CHEP's automotive container solution.

In the initial stages, sales and capital expenditure in China are expected to be modest. CHEP China is likely to make a small loss in each of the next few years as the business becomes established.

Recall's profit grew strongly and the business in North America won several major new customers. A full-year's contribution from the AUSDOC acquisition is another feature of the improved result.

	2007 US$m	2006 US$m	% change actual	% change constant currency
Sales revenue	650.4	565.7	15	11
Comparable operating profit [1]	118.5	97.5	22	16
Profit margin	18%	17%		
Cash flow from operations	86.4	79.9		

[1] A reconciliation to statutory operating profit of US$86.5 million (2006: US$72.8 million) is shown on page 22.

Comparable operating profit was US$118.5 million, 16% higher than the prior year with the AUSDOC business integrated for the full year delivering good results.

The new Mega-Centre at Greystanes in Sydney is now fully operational and held 2.9 million cartons at 30 June 2007. Following the development of the third stage, this facility will hold 6.5 million cartons at capacity. The construction of the Greystanes facility is resulting in the rationalisation of four existing information centres. In the process of transferring to the new facility, additional rent of US$3 million was incurred. Following industry consolidation within the Australian document management market, Recall is well placed in terms of cost structure and the security of customer information to continue to deliver strong levels of profitability.

Recall North America invested in sales resources and as a result has started to see a significant increase in new business wins. 2007 was a record year for new business signed as Recall leveraged its operational infrastructure and further penetrated the small to medium enterprise markets. Two significant contracts were also signed during the year. Chevron outsourced its US document management inventory to Recall, which has been implemented fully in the final stages of the year. The most significant win was the DMS contract with Bank of America in the USA which will take approximately two more years to implement fully. A key to Recall North America's success in winning customers has been the development of innovative RFID technology which has resulted in a step change in security and managing customer information. Recall North America had a strong SDS result and this was achieved in a favourable paper price environment where US$6 million was generated from higher paper prices in the USA.

Recall Europe delivered a modest improvement in profitability in a competitive UK environment and substantially enhanced its French business over the past year. It is well positioned to leverage Recall's proprietary RFID technology and has recently won several new contracts as this service offering is being rolled out to customers starting in the UK.

Special Items

On 29 November 2005, Brambles announced its intention to dispose of Cleanaway, Brambles Industrial Services and the Regional Businesses. During the twelve months ended 30 June 2007, Brambles completed the asset disposal program and also the Unification of the dual listed companies structure.

Special items in the twelve months were US$680.9 million before tax, and principally comprised restructuring and Unification costs of US$102.0 million in the continuing operations, stamp duty on Unification of US$28.8 million and a profit on sale of Cleanaway UK of US$788.6 million. Special items after tax were US$677.9 million.

Financial Position

Proceeds from business disposals, the Cash Alternative undertaken pursuant to Unification and the share buy-back program had a significant impact on the net debt position during the period. Although net debt at 30 June 2007 stood at US$1,996.9 million, some US$307 million higher than 30 June 2006, there was considerable movement throughout the year with net debt at 31 December 2006 standing at $927.4 million. In the six months to 30 June 2007, the on-market share buy-back program utilised cash of US$1,369.7 million.

Net finance costs were US$59.9 million compared with US$111.8 million for the prior year reflecting lower average debt levels. Net finance costs in the second half of the year were US$51.8 million reflecting the impact of the Cash Alternative and buy-backs which were strongly weighted towards the second half.

In 2007, cash flow from continuing operations rose once again with a strong increase delivered by CHEP Europe. Both CHEP and Recall delivered improved cash flow from continuing operations which at US$838.3 million was US$75.7 million higher than the prior year.

Free cash flow was again strong at US$490.2 million. However, comparisons with the prior year are distorted by the impact of the restructuring and Unification and change in mix of businesses.

Key financial coverage ratios reflect the strong balance sheet with net debt/EBITDA at 1.5 times (2006: 1.1 times). Gearing levels increased to 58.4% from 36.4% at 30 June 2006 as the share buy-back program increased debt levels and lowered equity with the cancellation of shares.

Capital Expenditure

Capital expenditure on property, plant and equipment for continuing operations for the year was US$648.5 million, US$62.1 million higher than the prior year.

Capital expenditure in CHEP was US$595.6 million, an increase of US$46.6 million compared with the prior year. CHEP America's capital expenditure increased US$10.8 million to US$315.1 million. CHEP Europe's capital expenditure was US$216.2 million (2006: US$180.5 million) reflecting higher lumber costs. CHEP Rest of World's capital expenditure was flat at US$64.3 million (2006: US$64.2 million).

Capital expenditure in Recall for the year was US$52.6 million, an increase of US$15.6 million compared with the prior year. This increase was due to investments in the new document storage facility at Greystanes in Sydney, and additional racking and shredding equipment to support business growth in North America.

Taxation

Brambles' effective tax rate on continuing operations was lower at 32.9% of profit before tax and special items compared to the previous year of 34.8%. Reductions in the tax rates in certain overseas jurisdictions, particularly Europe, contributed to the improvement.

A similar tax rate is expected in 2008.

Consolidated income statement
for the year ended 30 June 2007

	Note	2007 Before special items	2007 Special items [1]	2007 Result for the year	2006 Before special items	2006 Special items [1]	2006 Result for the year
		US$ million			US$ million		
Continuing operations							
Sales revenue	3	**3,868.8**	**-**	**3,868.8**	3,522.1	-	3,522.1
Other income	4	**160.9**	**-**	**160.9**	126.6	-	126.6
Operating expenses	4	**(3,101.2)**	**(136.8)**	**(3,238.0)**	(2,881.0)	(70.2)	(2,951.2)
Share of results of joint ventures and associates	15	**4.3**	**-**	**4.3**	3.6	-	3.6
Operating profit		**932.8**	**(136.8)**	**796.0**	771.3	(70.2)	701.1
Finance revenue		**39.4**	**-**	**39.4**	8.1	-	8.1
Finance costs		**(99.3)**	**-**	**(99.3)**	(119.9)	-	(119.9)
Net finance costs		**(59.9)**	**-**	**(59.9)**	(111.8)	-	(111.8)
Profit before tax		**872.9**	**(136.8)**	**736.1**	659.5	(70.2)	589.3
Tax expense	8	**(287.2)**	**(15.2)**	**(302.4)**	(229.4)	2.7	(226.7)
Profit from continuing operations		**585.7**	**(152.0)**	**433.7**	430.1	(67.5)	362.6
Profit from discontinued operations	6	**27.7**	**829.9**	**857.6**	217.0	884.8	1,101.8
Profit for the year		**613.4**	**677.9**	**1,291.3**	647.1	817.3	1,464.4
Profit attributable to:							
- Minority interest		**-**	**-**	**-**	1.0	-	1.0
- Members of the parent entity		**613.4**	**677.9**	**1,291.3**	646.1	817.3	1,463.4
Earnings per share (cents)	9						
Total							
- Basic				**83.4**			86.7
- Diluted				**82.3**			85.2
Continuing operations							
- Basic				**28.0**			21.5
- Diluted				**27.7**			21.1

The consolidated income statement should be read in conjunction with the accompanying notes.

[1] Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment. Refer to Notes 5 and 6.

Consolidated balance sheet
as at 30 June 2007

	Note	2007 US$m	2006 US$m
ASSETS			
Current assets			
Cash and cash equivalents		**130.4**	129.4
Trade and other receivables		**791.6**	2,056.6
Inventories		**33.5**	26.3
Derivative financial instruments		**6.7**	7.1
Other assets		**41.1**	41.5
		1,003.3	2,260.9
Assets classified as held for sale		**-**	648.8
Total current assets		**1,003.3**	2,909.7
Non-current assets			
Other receivables		**9.0**	8.8
Investments		**23.5**	23.1
Property, plant and equipment		**3,219.9**	2,916.7
Goodwill		**606.1**	562.1
Intangible assets		**150.3**	155.1
Deferred tax assets		**3.1**	17.6
Derivative financial instruments		**1.9**	4.1
Other assets		**0.3**	0.6
Total non-current assets		**4,014.1**	3,688.1
Total assets		**5,017.4**	6,597.8
LIABILITIES			
Current liabilities			
Trade and other payables		**806.0**	757.8
Borrowings		**64.3**	59.4
Derivative financial instruments		**0.5**	0.3
Tax payable		**74.7**	235.5
Provisions		**111.9**	126.0
		1,057.4	1,179.0
Liabilities directly associated with assets classified as held for sale		**-**	331.5
Total current liabilities		**1,057.4**	1,510.5
Non-current liabilities			
Borrowings		**2,063.0**	1,760.1
Provisions		**45.7**	37.8
Retirement benefit obligations		**29.6**	64.0
Deferred tax liabilities		**389.8**	265.9
Other liabilities		**9.2**	6.5
Total non-current liabilities		**2,537.3**	2,134.3
Total liabilities		**3,594.7**	3,644.8
Net assets		**1,422.7**	2,953.0
EQUITY			
Contributed equity - Brambles Limited	12	**14,062.8**	-
Contributed equity - BIL and BIP		**-**	957.2
Unification reserve	10	**(15,385.8)**	-
Other reserves		**504.3**	457.5
Retained earnings		**2,241.1**	1,534.4
Parent entity interest		**1,422.4**	2,949.1
Minority interest		**0.3**	3.9
Total equity		**1,422.7**	2,953.0

The consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of recognised income and expense
for the year ended 30 June 2007

	2007 US$m	2006 US$m
Actuarial gains/(losses) on defined benefit pension plans:		
- Continuing	**33.3**	2.3
- Discontinued	**(33.4)**	31.8
Exchange differences on translation of:		
- Foreign operations	**131.7**	69.4
- Entities disposed taken to profit	**8.4**	(135.2)
Cash flow hedges:		
- Gains taken to equity	**(0.2)**	7.8
- Transferred to profit or loss	**(5.0)**	(3.2)
Income tax:		
- On items taken directly to or transferred directly from equity	**4.0**	(8.6)
- On items transferred to profit or loss	**1.9**	(1.5)
Net income/(expense) recognised directly in equity	**140.7**	(37.2)
Profit for the year	**1,291.3**	1,464.4
Total recognised income and expense for the year	**1,432.0**	1,427.2
Attributable to:		
Minority interest	**-**	1.0
Members of the parent entity	**1,432.0**	1,426.2
	1,432.0	1,427.2
Adjustment on initial adoption of AASB 132 and AASB 139:		
- Taken to retained earnings	**-**	(2.2)
- Taken to reserves	**-**	2.0
	-	(0.2)

The consolidated statement of recognised income and expense should be read in conjunction with the accompanying notes.

Consolidated cash flow statement
for the year ended 30 June 2007

	Note	2007 US$m	2006 US$m
Cash flows from operating activities			
Receipts from customers		**4,653.3**	6,785.9
Payments to suppliers and employees		**(3,380.0)**	(5,271.9)
Cash generated from operations		**1,273.3**	1,514.0
Dividends received from joint ventures and associates		**7.0**	16.1
Interest received		**39.5**	8.4
Interest paid		**(93.3)**	(127.9)
Income taxes paid on operating activities		**(182.5)**	(221.5)
Net cash inflow from operating activities		**1,044.0**	1,189.1
Cash flows from investing activities			
Proceeds from disposal of businesses		**2,427.6**	1,084.3
Income tax paid on disposal of businesses		**(152.7)**	-
Acquisition of subsidiaries, net of cash acquired		**(19.9)**	(199.8)
Increase in other investments		**-**	(2.9)
Disposals of other investments		**-**	2.2
Purchases of property, plant and equipment		**(670.2)**	(784.6)
Proceeds from sale of property, plant and equipment		**131.1**	176.3
Purchases of intangible assets		**(16.1)**	(24.2)
Loan outflows with subsidiaries and associates		**(0.4)**	(2.0)
Loan inflows with subsidiaries and associates		**1.8**	5.8
Net cash inflow from investing activities		**1,701.2**	255.1
Cash flows from financing activities			
Proceeds from borrowings		**5,377.0**	3,330.2
Repayments of borrowings		**(5,146.1)**	(3,940.2)
Net outflow from option costs and hedge borrowings		**(21.3)**	(5.3)
Proceeds from issue of ordinary shares		**75.6**	64.0
Buy-back of ordinary shares		**(1,527.5)**	(645.2)
Cash Alternative at Unification		**(950.3)**	-
Dividends paid to Brambles' shareholders	11	**(604.0)**	(296.7)
Dividends paid to minority interests		**-**	(0.6)
Net cash used in financing activities		**(2,796.6)**	(1,493.8)
Net decrease in cash and cash equivalents		**(51.4)**	(49.6)
Cash and deposits, net of overdrafts, at beginning of year		**129.4**	188.0
Effect of exchange rate changes		**48.9**	(9.0)
Cash and deposits, net of overdrafts, at end of year	14	**126.9**	129.4

The consolidated cash flow statement should be read in conjunction with the accompanying notes.

Note 1. Basis of preparation

This preliminary final report presents the consolidated results of Brambles Limited (ACN 118 896 021) and its subsidiaries (Brambles or the Group) for the year ended 30 June 2007.

Unification of the DLC structure

Brambles Industries Limited (BIL) and Brambles Industries plc (BIP) became parties to a dual-listed companies structure (DLC Structure) on 7 August 2001. A DLC structure is a contractual arrangement between two listed companies under which they operate as if they were a single economic enterprise (with a common Board and executive management team) while retaining their separate legal identities, tax residencies and stock exchange listings. The result is that the shareholders of each company effectively have the same status in terms of votes, dividends and capital returns as if they held shares in a single economic enterprise controlling the assets of both companies.

On 29 November 2005, the Brambles Board announced its intention to unify the DLC Structure under a single Australian holding company with a primary listing on the ASX and a secondary listing on the LSE. Brambles also announced that it intended to undertake on-market buy-backs prior to the Unification and to make a cash alternative available to those shareholders who did not wish to receive shares in the new Australian holding company on Unification (Cash Alternative).

On 4 December 2006 Brambles Limited, which was incorporated on 21 March 2006, became the new holding company by way of schemes of arrangement between BIL and its shareholders under Australian law and between BIP and its shareholders under English law (Unification).

Following approval of the Schemes and satisfaction of all conditions precedent:

- BIL Shareholders had their shares in BIL transferred to Brambles Limited in return for the issue by Brambles Limited of new Brambles Limited shares (on a one-for-one basis) or payment of cash by Brambles Limited under the Cash Alternative;
- BIP Shareholders had their shares in BIP transferred to Brambles Limited in return for the issue by Brambles Limited of new Brambles Limited shares (on a one-for-one basis) or cancelled in return for the payment of cash by Brambles Limited under the Cash Alternative; and
- BIL and BIP then became wholly owned subsidiaries of Brambles Limited.

Note 2. Significant accounting policies

a) Basis of accounting

The consolidated financial statements on which this preliminary final report is based have been prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS) and in accordance with the requirements of the Corporations Act 2001. They comply with applicable accounting standards and other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and the Urgent Issues Group (UIG).

b) Basis of consolidation

Brambles Limited was incorporated on 21 March 2006.

For the purpose of preparing the Brambles Limited consolidated financial statements, Unification has been accounted for as a reverse acquisition, with BIL and BIP jointly identified as the acquirer in accordance with AASB 3: Business Combinations. Whilst Brambles Limited reflects its investment in BIL and BIP at fair value at the date of acquisition in its parent entity accounts, the Brambles Limited consolidated financial statements are presented as a continuation of the BIL and BIP consolidated group. Therefore, Brambles Limited's assets, liabilities and contingent liabilities were fair valued and then consolidated together with BIL and BIP and their subsidiaries.

c) Significant accounting policies

The consolidated financial statements and all comparatives have been prepared using consistent accounting policies, as set out in the Brambles Annual Report for the year ended 30 June 2006.

d) Foreign currency

The principal exchange rates affecting Brambles were:

		US$:A$	US$:euro	US$:£
Average	2007	0.7901	1.3187	1.9520
	2006	0.7474	1.2256	1.7889
Year end	30 June 2007	0.8519	1.3580	2.0116
	30 June 2006	0.7425	1.2813	1.8525

e) Rounding of amounts

As Brambles Limited is a company of a kind referred to in ASIC Class Order 98/0100, relevant amounts in the preliminary final report have been rounded to the nearest hundred thousand US dollars.

References to 2007 and 2006 are to the financial years ending on 30 June 2007 and 30 June 2006 respectively.

Note 3. Business segment analysis

Brambles' continuing business segments are CHEP (pallet and container pooling) and Recall (information management).

Discontinued operations comprise Cleanaway (waste management), Brambles Industrial Services, Regional Businesses and Recall's Italian operations, which were divested in 2006 or 2007.

Intersegment revenue during the period was immaterial.

	Total revenue		Sales revenue	
	2007 US$m	2006 US$m	**2007 US$m**	2006 US$m
By business segment				
CHEP	**3,374.5**	3,078.8	**3,218.4**	2,956.4
Recall	**655.2**	569.9	**650.4**	565.7
Continuing operations	**4,029.7**	3,648.7	**3,868.8**	3,522.1
Cleanaway	**252.1**	1,796.2	**252.1**	1,771.9
Brambles Industrial Services	-	444.7	-	441.5
Regional Businesses	-	161.2	-	160.8
Other	-	19.4	-	19.4
Discontinued operations	**252.1**	2,421.5	**252.1**	2,393.6
Total	**4,281.8**	6,070.2	**4,120.9**	5,915.7
By geographic origin				
Europe	**1,816.7**	2,998.9	**1,779.8**	2,961.1
Americas	**1,843.2**	1,867.3	**1,737.4**	1,771.0
Australia/New Zealand	**487.6**	1,044.9	**473.9**	1,029.1
Rest of World	**134.3**	159.1	**129.8**	154.5
Total	**4,281.8**	6,070.2	**4,120.9**	5,915.7

	Operating profit [1]		Comparable operating profit [2]		Special items, before tax	
	2007 US$m	2006 US$m	**2007 US$m**	2006 US$m	**2007 US$m**	2006 US$m
By business segment						
CHEP	**845.2**	703.8	**845.2**	703.8	-	-
Recall	**86.5**	72.8	**118.5**	97.5	**(32.0)**	(24.7)
Brambles HQ	**(135.7)**	(75.5)	**(30.9)**	(30.0)	**(104.8)**	(45.5)
Continuing operations	**796.0**	701.1	**932.8**	771.3	**(136.8)**	(70.2)
Cleanaway [3]	**858.3**	1,235.9	**40.6**	241.5	**817.7**	994.4
Brambles Industrial Services	-	51.0	-	62.8	-	(11.8)
Regional Businesses	-	66.2	-	5.2	-	61.0
Other	-	(25.5)	-	1.0	-	(26.5)
Discontinued operations	**858.3**	1,327.6	**40.6**	310.5	**817.7**	1,017.1
Total	**1,654.3**	2,028.7	**973.4**	1,081.8	**680.9**	946.9

1 Operating profit is segment revenue less segment expense and excludes net finance costs.

2 Comparable operating profit is profit before special items, finance costs and tax which the Directors consider to be a useful measure of underlying business performance. The difference between comparable operating profit and operating profit in the segment report is due to special items.

3 In 2007 and 2006, operating profit for the Cleanaway segment included the gain on disposal of both Cleanaway Australia and Industrial Services Australia as they were divested as one transaction.

Note 3. Business segment analysis - *continued*

	Capital expenditure (including acquisitions)		Depreciation and amortisation	
	2007	2006	**2007**	2006
	US$m	US$m	**US$m**	US$m
By business segment				
CHEP	**652.7**	555.3	**362.1**	360.7
Recall	**66.5**	144.7	**41.6**	50.2
Brambles HQ	**0.8**	1.3	**0.6**	1.1
Continuing operations	**720.0**	701.3	**404.3**	412.0
Cleanaway	**24.7**	106.6	**-**	54.7
Brambles Industrial Services	**-**	71.6	**-**	21.1
Regional Businesses	**-**	8.7	**-**	4.4
Other	**-**	0.6	**-**	0.5
Discontinued operations	**24.7**	187.5	**-**	80.7
Total	**744.7**	888.8	**404.3**	492.7
By geographic origin				
Europe	**283.6**	291.3		
Americas	**367.2**	335.0		
Australia/New Zealand	**63.0**	234.1		
Rest of World	**30.9**	28.4		
Total	**744.7**	888.8		

	Segment assets		Segment liabilities	
	2007	2006	**2007**	2006
	US$m	US$m	**US$m**	US$m
By business segment				
CHEP	**3,810.0**	3,445.8	**715.8**	588.4
Recall	**1,022.8**	941.4	**151.4**	131.9
Brambles HQ	**20.2**	1,382.3	**135.7**	272.1
Continuing operations	**4,853.0**	5,769.5	**1,002.9**	992.4
Cleanaway	**-**	610.2	**-**	321.9
Discontinued operations	**-**	610.2	**-**	321.9
Segment assets and liabilities	**4,853.0**	6,379.7	**1,002.9**	1,314.3
Cash and borrowings	**130.4**	129.4	**2,127.3**	1,819.5
Current tax balances	**7.4**	9.6	**74.7**	244.6
Deferred tax balances	**3.1**	41.6	**389.8**	266.4
Equity-accounted investments	**23.5**	37.5	**-**	-
Total assets and liabilities	**5,017.4**	6,597.8	**3,594.7**	3,644.8
Segment assets by geographic origin				
Europe	**1,974.3**	2,407.8		
Americas	**2,128.5**	1,907.5		
Australia/New Zealand	**622.8**	1,913.3		
Rest of World	**127.4**	151.1		
Total	**4,853.0**	6,379.7		

Note 4. Profit from ordinary activities - continuing operations

	2007 US$m	2006 US$m
a) Revenue and other income - continuing operations		
Sales revenue	**3,868.8**	3,522.1
Net gains on disposals of property plant and equipment	**42.7**	29.1
Other operating income	**118.2**	97.5
Other income	**160.9**	126.6
Total revenue	**4,029.7**	3,648.7
b) Operating expenses - continuing operations		
Employment costs	**739.4**	697.1
Service suppliers:		
- Transport	**722.0**	636.3
- Repairs and maintenance	**239.7**	231.2
- Subcontractors and other service suppliers	**497.5**	436.8
Raw materials and consumables	**182.7**	176.1
Occupancy	**184.0**	147.4
Depreciation of property, plant and equipment	**362.2**	364.1
Irrecoverable pooling equipment provision expense	**90.2**	93.7
Amortisation:		
- Software	**33.5**	30.6
- Acquired intangible assets (other than software)	**6.0**	14.6
- Deferred expenditure	**2.6**	2.7
Other	**178.2**	120.6
	3,238.0	2,951.2
c) Net foreign exchange gains and losses - continuing operations		
Net losses included in operating profit	**(4.0)**	(0.5)
Net (losses)/gains included in net finance costs	**(6.7)**	0.1
	(10.7)	(0.4)

Note 5. Special items - continuing operations

Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment. Such items are likely to include, but are not restricted to, gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring, and impairment charges on tangible or intangible assets. The Directors consider that this presentation best assists the users of Brambles' financial statements in their understanding of the underlying business results.

		2007 US$m	
	Before tax	**Tax**	**After tax**
Amortisation of acquired intangible assets (other than software)	**(6.0)**	**0.7**	**(5.3)**
Exceptional items:			
- Stamp duty on Unification [1]	**(28.8)**	**-**	**(28.8)**
- Restructuring and Unification costs [1]	**(76.0)**	**(23.4)**	**(99.4)**
- Recall restructuring costs [2]	**(26.0)**	**7.5**	**(18.5)**
Special items from continuing operations	**(136.8)**	**(15.2)**	**(152.0)**

		2006 US$m	
	Before tax	Tax	After tax
Amortisation of acquired intangible assets (other than software)	(3.4)	1.0	(2.4)
Exceptional items:			
- Restructuring and Unification costs [1]	(45.5)	0.5	(45.0)
- AUSDOC integration costs [3]	(21.3)	1.2	(20.1)
Special items from continuing operations	(70.2)	2.7	(67.5)

1 Brambles incurred UK stamp duty of US$28.8 million on Unification. Brambles also incurred advisers' fees (US$49.4 million) and employment-related and office closure costs (US$26.6 million) totalling US$76.0 million (2006: US$45.5 million) in connection with the restructuring and Unification. The net tax charge of US$23.4 million includes US$29.0 million transitional withholding tax expense as a result of Unification. Refer Note 6 for details of restructuring costs incurred within discontinued operations.

2 Following a review, Recall incurred US$26.0 million on restructuring its Global, North American, European and Asia Pacific operations. This included redundancy and related costs, software writedowns and AUSDOC integration costs.

3 During 2006, Brambles acquired AUSDOC Holdings Pty Limited. In accordance with AASB 3: Business Combinations, certain identifiable intangible assets were recognised and recorded at fair value on acquisition. Based on the assessment of their useful lives on the date of acquisition, these assets were fully amortised during 2006. Amortisation and other restructuring and integration costs of US$21.3 million were incurred in 2006.

Note 6. Discontinued operations

a) Description

Brambles Industrial Services Northern Hemisphere, Cleanaway Germany, Cleanaway Australia, Industrial Services Australia, Recall Italy and Regional Businesses were divested in 2006. The divestments of Cleanaway UK and Cleanaway Asia were recognised in first half 2007 and concluded the divestment program announced in November 2005. All these businesses are presented as discontinued operations in this financial report.

b) Income statement and cash flow information - discontinued operations

	2007 US$m	2006 US$m
Total revenue	**252.1**	2,421.5
Operating expenses	**(211.5)**	(2,121.7)
Share of results of joint ventures and associates	**-**	10.7
Profit before tax and special items	**40.6**	310.5
Special items	**817.7**	1,017.1
Profit before tax from discontinued operations	**858.3**	1,327.6
Tax (expense)/benefit:		
- On profit before tax and special items	**(12.9)**	(93.5)
- On special items	**12.2**	(132.3)
Total tax expense from discontinued operations	**(0.7)**	(225.8)
Profit for the period from discontinued operations	**857.6**	1,101.8
Net cash inflow from ordinary activities	**39.3**	245.6
Net cash outflow from investing activities	**(21.4)**	(131.2)
Net cash outflow from financing activities	**(0.5)**	(0.6)
Net increase in cash from discontinued operations	**17.4**	113.8

Note 6. Discontinued operations - *continued*

c) Special items - discontinued operations

	2007 US$m Before tax	**Tax**	**After tax**
Exceptional items:			
- Gain recognised on completed disposals:			
- Cleanaway UK [1]	**788.6**	**1.5**	**790.1**
- Cleanaway Asia [2]	**12.3**	**(1.1)**	**11.2**
- Other [3]	**19.8**	**11.8**	**31.6**
- Restructuring and Unification costs [4]	**(3.0)**	**-**	**(3.0)**
Special items from discontinued operations	**817.7**	**12.2**	**829.9**

	2006 US$m Before tax	Tax	After tax
Exceptional items:			
- Gain recognised on completed disposals [5]	1,071.6	(131.3)	940.3
- Loss on remeasurement to fair value less costs to sell [2]	(25.0)	-	(25.0)
- Costs incurred on disposal activity yet to close [1]	(11.2)	-	(11.2)
- Restructuring and Unification costs	(12.5)	(2.8)	(15.3)
- Other restructuring costs	(5.8)	1.8	(4.0)
Special items from discontinued operations	1,017.1	(132.3)	884.8

1 In September 2006, Brambles completed the sale of Cleanaway UK and received proceeds of US$1,109.0 million. The pre-tax profit on sale was US$788.6 million (adjusted for a foreign currency translation reserve (FCTR) gain of US$0.9 million). Allowing for costs incurred in second half 2006 of US$11.2 million, the total profit on sale was US$777.4 million (US$778.9 million after tax).

2 In November 2006, Brambles recognised the sale of Cleanaway Asia. Proceeds were US$31.6 million resulting in a pre-tax profit on sale of US$12.3 million (adjusted for a FCTR loss of US$5.8 million). The divestment program to sell Cleanaway Asia commenced in 2006 during which a loss of US$25.0 million was recognised to reduce the carrying amount of the disposed assets to estimated fair value less cost to sell. After allowing for this, the net loss on sale was US$12.7 million (US$13.8 million after tax).

3 Net favourable provision adjustments of US$19.8 million (US$31.6 million after tax) were recognised in 2007 in respect of divestments completed in 2006.

4 Further amounts of US$3.0 million (US$3.0 million after tax) were incurred in respect of redundancies, office closure and expenses associated with Brambles Industrial Services headquarters which were closed during 2007.

5 During 2006, Brambles completed the following sales:

	Proceeds US$m	Pre-tax profit/(loss) US$m	Tax US$m	After tax profit/(loss) US$m
Eurotainer	105.5	61.0	(16.3)	44.7
BIS Northern	238.2	0.7	1.1	1.8
Cleanaway Germany	738.5	179.3	(7.2)	172.1
Interlake	41.5	(19.5)	6.1	(13.4)
TMF	19.4	8.8	(1.3)	7.5
TCR	32.7	10.7	-	10.7
Cleanaway & Industrial	1,341.6	857.1	(113.7)	743.4
Recall Italy	9.3	(26.5)	-	(26.5)
	2,526.7	1,071.6	(131.3)	940.3

Note 6. Discontinued operations - *continued*

d) Details of disposal transactions recognised in 2007 - discontinued operations

	2007 US$m
Cash consideration received	2,426.5
Cash and cash equivalents disposed	10.7
Costs settled	99.3
Deferred consideration	(1,393.1)
Total disposal consideration	1,143.4
Carrying amounts of assets and liabilities sold:	
- Cash and cash equivalents	10.7
- Receivables	142.5
- Inventories	5.1
- Other assets	13.6
- Current and deferred tax assets	37.0
- Property, plant and equipment	365.9
- Goodwill and intangible assets	93.7
- Equity-accounted investments	10.5
- Trade and other payables	(135.2)
- Current and deferred tax liabilities	(20.2)
- Retirement benefit obligations	(120.9)
- Provisions	(98.0)
- Debt	(6.9)
Carrying amount of net assets sold	297.8
Equity reserves brought to account on disposal:	
- Foreign currency translation reserve taken to profit or loss	4.9
- Outside equity interest	(3.5)
Net impact on equity reserves	1.4
Gross gain on disposal	844.2
Disposal costs	(23.5)
Gain on sale before income tax	820.7

Deferred consideration reflects the proceeds from the sale of Cleanaway Australia and Industrial Services Australia, which was recognised in the income statement in 2006. The proceeds were settled in cash on 5 July 2006 and are included within cash consideration received of US$2,426.5 million.

Note 7. Business combination

a) Brambles Limited

On 4 December 2006, Brambles completed the Unification of the DLC structure as referred to in Note 1. The Unification has been accounted for as a reverse acquisition whereby for financial reporting purposes Brambles Limited has been treated as being acquired by the existing BIL/BIP consolidated group.

Brambles Limited was incorporated on 21 March 2006 with a share capital of A$2 and had no trading activity until 4 December 2006 when it became the legal parent of BIL and BIP on Unification.

As a result of Unification costs, Brambles Limited had a net asset deficiency of A$10.2 million at the date of the reverse acquisition.

b) AUSDOC

On 13 October 2005, Brambles announced it had agreed to purchase 100% of the issued share capital of AUSDOC Holdings Pty Limited, an information management business. Change of control was effective on 29 November 2005, following regulatory approval of the transaction.

For the period from 29 November 2005 to 30 June 2006, AUSDOC contributed revenues of US$33.7 million and operating profit after tax of US$5.7 million, before an exceptional expense of US$18.6 million. These results are included within the Recall business segment. If the acquisition had occurred on 1 July 2005, Brambles' revenues and profit after tax for 2006 would have been US$23.3 million higher and US$1.6 million lower respectively, after allowing for finance costs.

The fair value of the AUSDOC assets acquired, liabilities assumed and goodwill were as follows:	2006 US$m
Cash paid	189.9
Direct costs relating to the acquisition	3.3
Total purchase consideration	193.2
Fair value of net identifiable assets acquired	92.6
Goodwill	100.6

The goodwill acquired is attributable to the profitability of the acquired business and anticipated synergies with Recall's existing operations. The fair values of assets and liabilities acquired, including intangibles such as customer lists, were established using professional valuers, where relevant.

Note 7. Business combination - *continued*

On acquisition of AUSDOC, assets acquired and liabilities assumed were:	Acquiree's carrying amount US$m	Fair value US$m
Cash and cash equivalents	2.0	2.0
Trade and other receivables	5.7	5.7
Inventories	0.2	0.2
Other current assets	1.1	1.4
Property, plant and equipment	29.7	34.8
Intangible assets	65.3	57.3
Current and deferred tax assets	1.6	1.6
	105.6	103.0
Trade and other payables	(5.4)	(5.4)
Provisions	(2.8)	(3.4)
Current and deferred tax liabilities	(1.6)	(1.6)
	(9.8)	(10.4)
Net assets	95.8	92.6

Cash outflow on acquisition of AUSDOC was as follows:	2006 US$m
Cash and cash equivalents acquired	2.0
Cash consideration	(193.2)
Net cash outflow	(191.2)

In addition to the AUSDOC acquisition, there were a number of other acquisitions in 2007 and 2006, the impacts of which were immaterial in aggregate.

Note 8. Income tax

	2007 US$m	2006 US$m
Amounts recognised in the income statement		
Current income tax - continuing operations:		
- Income tax charge	**176.6**	183.3
- Prior year adjustments	**(5.4)**	2.4
	171.2	185.7
Deferred tax - continuing operations:		
- Origination and reversal of temporary differences	**133.7**	44.0
- Previously unrecognised tax losses	**(3.1)**	(11.0)
- Prior year adjustments	**0.6**	8.0
	131.2	41.0
Tax expense - continuing operations	**302.4**	226.7
Tax expense - discontinued operations (Note 6b)	**0.7**	225.8
Tax expense recognised in the income statement	**303.1**	452.5
Amounts recognised in the statement of recognised income and expense		
- Actuarial (gain)/losses on defined benefit pension schemes	**(4.0)**	8.6
- (Gains)/losses on revaluation of cash flow hedges	**(1.9)**	1.5
Tax (benefit)/expense recognised directly in the statement of recognised income and expense	**(5.9)**	10.1
Reconciliation between tax expense and accounting profit before tax		
Profit before tax - continuing operations	**736.1**	589.3
Tax at 30% (2006: 30%)	**220.8**	176.8
Effect of tax rates in overseas jurisdictions	**11.2**	18.0
Prior year adjustments	**(4.8)**	10.4
Items not subject to taxation	**(1.8)**	(4.6)
Prior year tax losses written-off	**-**	0.9
Current year tax losses not recognised	**3.6**	5.0
Prior year tax losses recouped	**(3.1)**	(10.7)
Foreign withholding tax provided	**31.2**	4.3
Changes in tax rates	**(7.0)**	(0.4)
Non-deductible expenses	**36.1**	21.1
Other	**16.2**	5.9
Tax expense - continuing operations	**302.4**	226.7
Tax expense - discontinued operations (Note 6b)	**0.7**	225.8
Total income tax expense	**303.1**	452.5

Note 9. Earnings per share

	2007 US cents	2006 US cents
Earnings per share		
- Basic	**83.4**	86.7
- Diluted	**82.3**	85.2
- Basic, before special items	**39.6**	38.3
From continuing operations		
- Basic	**28.0**	21.5
- Diluted	**27.7**	21.1
- Basic, before special items	**37.8**	25.5
From discontinued operations		
- Basic	**55.4**	65.2
- Diluted	**54.6**	64.1
- Basic, before special items	**1.8**	12.8

Weighted average number of shares used as the denominator:	**2007 million**	2006 million
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	**1,548.3**	1,688.8
Adjustment for share options and performance share rights	**20.0**	27.9
Weighted average number of ordinary shares outstanding during the year used in the calculation of diluted earnings per share	**1,568.3**	1,716.7

Options granted under the employee option plans are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive.

Note 10. Unification reserve

As described in Note 1, on Unification Brambles Limited issued shares on a one-for-one basis to those BIL and BIP shareholders who did not elect to participate in the Cash Alternative. The Unification reserve of US$15,385.8 million represents the difference between the Brambles Limited share capital measured at fair value on 4 December 2006, and the carrying value of BIL and BIP share capital at that date.

Note 11. Dividends

a) Dividends paid during the year

	Special [1] 2006	Final 2006	Interim 2006	Final 2005
Brambles Industries Limited				
Dividend per share (in Australian cents)	34.5 [1]	13.5	11.5	11.5
Franked amount at 30% tax (in Australian cents)	34.5	13.5	11.5	11.5
Cost (in US$ million)	256.0	100.2	83.9	87.1
Payment date	12 Oct 2006	12 Oct 2006	13 Apr 2006	13 Oct 2005

	Special [1] 2006	Second interim 2006	Interim 2006	Second interim 2005
Brambles Industries plc				
Dividend per share (in pence)	13.918 [1]	5.446	4.887	4.815
Cost (in US$ million)	178.1	69.7	61.2	64.5
Payment date	12 Oct 2006	12 Oct 2006	13 Apr 2006	13 Oct 2005

[1] The special dividend paid on 12 October 2006 included 13.5 Australian cents (5.446 pence) in lieu of the 2007 interim dividend that would normally be paid in April 2007; and 21.0 Australian cents (8.472 pence) in recognition of the success of the divestment program. Consequently, Brambles Limited did not declare a 2007 interim dividend.

b) Dividend declared after reporting date

	Final 2007
Brambles Limited	
Dividend per share (in Australian cents)	17.0
Franked amount at 30% tax (in Australian cents)	3.4
Cost (in US$ million)	188.3
Dividend record date	21 Sept 2007
Payment date	11 Oct 2007

As this dividend had not been declared at the reporting date, it is not reflected in the financial statements.

Note 12. Issued and quoted securities

On Unification (as described in Note 1), there were the following changes to Brambles' issued share capital, options and performance share rights:

- Shares held by BIL Shareholders were transferred to Brambles Limited in return for the issue of new Brambles Limited shares (on a one-for-one basis) or a cash payment under the Cash Alternative;
- Shares held by BIP Shareholders were transferred to Brambles Limited in return for the issue of new Brambles Limited shares (on a one-for-one basis) or cancelled in return for a cash payment under the Cash Alternative; and
- Options and performance share rights over BIL and BIP shares held by employees and former employees were cancelled and replaced by options and performance share rights over Brambles Limited shares on substantially similar terms. This has been accounted for as a modification without incremental value under AASB 2: Share-based payments and did not result in any additional remuneration expense.

	Options	Ordinary securities	
Brambles Industries Limited	**Number**	**Number**	**A$m**
At 1 July 2006	43,580,506	957,277,549	1,055.5
Issued during the period	-	17,354,607	81.4
Exercised during the period	(18,344,732)	-	-
Lapsed during the period	(2,171,009)	-	-
At Unification on 4 December 2006	23,064,765	974,632,156	1,136.9
On Unification:			
- Acquired by BL under Cash Alternative	-	3,118,128	
- Acquired by BL for BL shares	-	971,514,028	
- Cancelled and replaced	23,064,765	-	
	23,064,765	974,632,156	
Brambles Industries plc	**Number**	**Number**	**£m**
At 1 July 2006	13,463,580	667,353,703	33.3
Issued during the period	-	4,554,456	0.2
Exercised during the period	(5,330,780)	-	-
Lapsed during the period	(2,624,861)	-	-
At Unification on 4 December 2006	5,507,939	671,908,159	33.5
On Unification:			
- Cancelled under Cash Alternative	-	90,745,866	
- Acquired by BL for BL shares	-	581,162,293	
- Cancelled and replaced	5,507,939	-	
	5,507,939	671,908,159	
Brambles Limited	**Number**	**Number**	**US$m**
At 1 July 2006	-	2	-
Issued on Unification on 4 December 2006	28,572,704	1,552,676,321	15,526.7
Issued during the period from Unification	2,764,530	4,345,716	20.8
Exercised during the period from Unification	(4,522,698)	-	-
Lapsed during the period from Unification	(4,184,276)	-	-
Shares purchased on-market and cancelled	-	(141,536,975)	(1,484.7)
At 30 June 2007	22,630,260	1,415,485,064	14,062.8

Note 13. Changes in equity

	2007 US$m	2006 US$m
Total equity at 1 July	**2,953.0**	2,387.3
Adjustment on initial adoption of AASB 132 and AASB 139	**-**	(0.2)
Total recognised income and expense for the year	**1,432.0**	1,427.2
Long term incentive plan:		
- Performance shares to be issued	**20.8**	26.6
- Shares issued	**(18.9)**	(12.4)
- Income tax	**11.3**	8.1
Transactions with equity holders in their capacity as equity holders:		
- Dividends paid	**(588.5)**	(296.9)
- Issues of ordinary shares, net of transaction costs	**82.4**	48.2
- Premium on issue of ordinary shares	**12.0**	15.4
- Shares purchased on-market and cancelled	**(1,527.5)**	(645.2)
- Cash Alternative at Unification	**(950.3)**	-
Minority interest:		
- Dividends paid	**-**	(0.6)
- Other	**(0.1)**	0.1
- On disposal of subsidiaries	**(3.5)**	(4.6)
Total equity at 30 June	**1,422.7**	2,953.0

Note 14. Cash flow statement - additional information

a) Reconciliation of cash

	2007 US$m	2006 US$m
Cash at bank and in hand	**112.8**	113.4
Short term deposits	**17.6**	16.0
Bank overdrafts	**(3.5)**	-
	126.9	129.4

b) Borrowing facilities and credit standby arrangements

		2007 US$m	2006 US$m
Total facilities:			
- Commited borrowing facilities		**3,267.5**	3,198.6
- Loan notes		**425.0**	425.0
- Credit standby/uncommitted arrangements		**62.6**	65.1
		3,755.1	3,688.7
Facilities used at reporting date:			
- Commited borrowing facilities		**1,646.3**	1,351.3
- Loan notes		**425.0**	425.0
- Credit standby/uncommitted arrangements		**34.3**	21.2
		2,105.6	1,797.5
Facilities unused at reporting date:			
- Commited borrowing facilities		**1,621.2**	1,847.3
- Credit standby/uncommitted arrangements		**28.3**	43.9
		1,649.5	1,891.2
Total credit facilities by currency:			
- US dollar	US$	**1,595.3**	1,595.4
- Sterling	£	**745.0**	783.9
- Euro	€	**426.1**	431.6
- Other	US$	**82.5**	88.1

c) Non-cash financing or investing activities

There were no financing or investing transactions during the year which have had a material effect on the assets and liabilities of Brambles that did not involve cash flows.

Note 14. Cash flow statement - additional information

d) Reconciliation of profit after tax to net cash flows from operating activities	**2007 US$m**	2006 US$m
Profit after tax	**1,291.3**	1,464.4
Adjustments for:		
- Depreciation and amortisation	**404.3**	492.7
- Irrecoverable pooling equipment provision expense	**90.2**	93.7
- Loss on remeasurement to fair value less costs to sell	**-**	25.0
- Net gains on disposals of property, plant and equipment	**(42.7)**	(35.3)
- Other valuation adjustments	**(0.6)**	-
- Net gains on disposal of businesses and investments	**(2.9)**	(5.0)
- Net gains after tax on completed disposals of discontinued operations	**(832.9)**	(940.3)
- Costs incurred on disposal activity yet to close	**-**	11.2
- Joint ventures and associates	**2.8**	1.8
- Equity-settled share-based payments	**20.8**	26.2
- Finance costs	**6.3**	(7.6)
Movements in operating assets and liabilities, net of acquisitions and disposals:		
- Increase in trade and other receivables	**(46.0)**	(5.1)
- (Increase)/decrease in prepayments	**(1.0)**	1.6
- (Increase)/decrease in inventories	**(5.9)**	1.9
- Decrease in deferred tax	**135.7**	50.8
- Increase/(decrease) in trade and other payables	**61.0**	(50.0)
- (Decrease)/increase in tax payables	**(3.0)**	49.0
- (Decrease)/increase in provisions	**(37.6)**	12.1
- Other	**4.2**	2.0
Net cash inflow from operating activities	**1,044.0**	1,189.1

Note 15. Equity-accounted investments

a) Joint ventures

Brambles has investments in the following joint ventures, all of which are unlisted jointly controlled entities, which are accounted for using the equity method.

Name (and nature of business)	Place of incorporation	% interest held at reporting date 2007	2006
CISCO - Total Information Management Pte. Limited (Information management)	Singapore	**49%**	49%
General de Archivo Y Deposito, SA (Document management services)	Spain	**49%**	49%
Recall Becker GmbH & Co. KG (Document management services)	Germany	**50%**	50%
Hsiung Wei Company Limited [1] (Waste management)	Taiwan	-	50%

[1] Divested November 2006. Refer Note 6.

b) Associates

Cleanaway Germany, which was sold in 2006, had investments in associates, all operating in the waste management business in Germany, none of which was individually material.

c) Share of results of joint ventures and associates

	2007 US$m	2006 US$m
Continuing operations		
Profit from ordinary activities before tax	**5.1**	4.4
Income tax on ordinary activities	**(0.8)**	(0.8)
Profit for the year - continuing operations	**4.3**	3.6
Discontinued operations		
Profit from ordinary activities before tax	-	14.1
Income tax on ordinary activities	-	(3.4)
Profit for the year - discontinued operations	-	10.7
Profit for the year	**4.3**	14.3

Note 16. Net tangible asset backing

	2007	2006
	US cents	US cents
Net tangible assets backing based on 1,415.5 million shares (2006: 1,624.6 million shares)	**47.1**	131.7

Net tangible assets backing per share is calculated by dividing total equity attributable to the members of the parent entity, less goodwill and intangible assets, by the number of shares on issue at year end. Goodwill and intangible assets include any such assets classified as held for sale.

Note 17. Contingent liabilities

Brambles has given vendor warranties in relation to businesses sold in 2006 and 2007 and is in the process of agreeing working capital adjustments as required under the Interlake sale agreement. Brambles has recognised the financial impact of such vendor warranties and adjustments on the basis of information currently available. A contingent liability exists for any amounts which may ultimately be borne by Brambles which are in excess of the amounts provided at 30 June 2007. Otherwise, there have been no material changes in Brambles' contingent liabilities as set out in the 2006 Annual Report.

Note 18. Events after balance sheet date

Other than those outlined in this preliminary final report, there have been no events that have occurred subsequent to 30 June 2007 that have had a material impact on Brambles' financial performance or position.

Statement of Compliance

This report is based upon financial statements which have been audited.

The audit report, which is unqualified, will be made available with the Brambles 2007 Annual Report.

C A van der Laan de Vries
Company Secretary

22 August 2007

Glossary

Average capital invested
This is calculated as a 12 month average of net assets before tax balances, cash and borrowings but after adding back accumulated pre-tax special items (excluding those associated with the restructuring, Unification and divestment program).

Brambles HQ
Previously, Corporate

Brambles Value Added (BVA)
Brambles Value Added (BVA) represents the value generated over and above the cost of the capital used to generate that value. BVA is denominated in US dollars using Brambles' results. It is calculated as comparable operating profit (COP) less (average capital invested (ACI), at fixed June 2006 exchange rates, multiplied by Brambles' weighted average pre-tax cost of capital (WACC)).
BVA = COP - (ACI x WACC).

Capital expenditure
In the commentary, this is presented on a cash flow basis. Unless otherwise stated, it excludes intangible assets, investments in associates and equity acquisitions and is shown gross of any fixed asset disposals proceeds.

Cash flow from operations
Cash flow generated after net capital expenditure and before special items

Comparable operating profit
Comparable operating profit is profit before special items, finance costs and tax, which the Directors consider to be a useful measure of underlying business performance.

Constant currency
In the commentary, comparative trading measures have been presented in constant currency, by translating both current and comparable period results into US dollars at the actual monthly exchange rates applicable for the comparable period so as to show relative performance between the periods before the translation impact of currency fluctuations.

In the statutory financial statements, foreign currency results have been translated at the applicable actual monthly exchange rates ruling in each period.

Continuing operations refers to CHEP, Recall and Brambles HQ.

Free cash flow
Free cash flow is cash flow generated by the business after net capital expenditure, finance costs and tax but excluding the net cost of acquisitions and proceeds from business disposals.

Gearing
Net debt ÷ net debt & equity

Special items
Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment.

Unification
Unification refers to the acquisition by Brambles Limited of all Brambles Industries Limited and Brambles Industries plc shares under separate schemes of arrangement on 4 December 2006.

Background information

US$ million
Actual fx rates

	1H07	2H07	FY07	1H06	2H06	FY06
Sales						
CHEP Americas	692.8	736.9	1,429.7	651.0	675.2	1,326.2
CHEP Europe	669.8	703.0	1,372.8	608.0	644.7	1,252.7
CHEP Rest of World	202.0	213.9	415.9	186.0	191.5	377.5
CHEP	1,564.6	1,653.8	3,218.4	1,445.0	1,511.4	2,956.4
Recall	308.1	342.3	650.4	262.6	303.1	565.7
Comparable operating profit						
CHEP Americas	190.9	226.0	416.9	145.0	179.9	324.9
CHEP Europe	132.7	167.9	300.6	117.3	146.3	263.6
CHEP Rest of World	61.6	66.1	127.7	55.5	59.8	115.3
CHEP	385.2	460.0	845.2	317.8	386.0	703.8
Recall	50.0	68.5	118.5	38.1	59.4	97.5
Profit margin						
CHEP Americas	28%	31%	29%	22%	27%	24%
CHEP Europe	20%	24%	22%	19%	23%	21%
CHEP Rest of World	30%	31%	31%	30%	31%	31%
CHEP	25%	28%	26%	22%	26%	24%
Recall	16%	20%	18%	15%	20%	17%
Average capital invested						
CHEP Americas	1,317.8	1,377.2	1,347.5	1,290.7	1,293.1	1,291.9
CHEP Europe	1,299.9	1,319.1	1,309.5	1,243.6	1,259.4	1,251.5
CHEP Rest of World	315.2	333.2	324.2	300.4	306.0	303.2
CHEP	2,932.9	3,029.5	2,981.2	2,834.7	2,858.5	2,846.6
Recall	860.2	917.4	888.8	659.4	830.6	745.0
ROCI (annualised)						
CHEP Americas	29%	33%	31%	22%	28%	25%
CHEP Europe	20%	25%	23%	19%	23%	21%
CHEP Rest of World	39%	40%	39%	37%	39%	38%
CHEP	26%	30%	28%	22%	27%	25%
Recall	12%	15%	13%	12%	14%	13%

Background information - *continued*

US$ million
Actual fx rates

	1H07	2H07	FY07	1H06	2H06	FY06
Cash flow from operations						
CHEP Americas	137.8	185.1	322.9	109.6	187.3	296.9
CHEP Europe	153.1	188.8	341.9	105.9	177.0	282.9
CHEP Rest of World	43.9	71.7	115.6	35.7	56.7	92.4
CHEP	334.8	445.6	780.4	251.2	421.0	672.2
Recall	11.5	74.9	86.4	11.9	68.0	79.9
Capital expenditure on property, plant & equipment						
CHEP Americas	170.3	144.8	315.1	159.1	145.2	304.3
CHEP Europe	88.5	127.7	216.2	92.6	87.9	180.5
CHEP Rest of World	30.1	34.2	64.3	35.6	28.6	64.2
CHEP	288.9	306.7	595.6	287.3	261.7	549.0
Recall	23.4	29.2	52.6	15.4	21.6	37.0
Depreciation of property, plant & equipment						
CHEP Americas	72.8	74.2	147.0	77.7	79.4	157.1
CHEP Europe	71.9	71.7	143.6	65.6	69.6	135.2
CHEP Rest of World	20.5	22.2	42.7	20.4	20.1	40.5
CHEP	165.2	168.1	333.3	163.7	169.1	332.8
Recall	14.1	14.5	28.6	13.3	17.3	30.6
Capex/depreciation						
CHEP Americas	2.3x	2.0x	2.1x	2.0x	1.8x	1.9x
CHEP Europe	1.2x	1.8x	1.5x	1.4x	1.3x	1.3x
CHEP Rest of World	1.5x	1.5x	1.5x	1.7x	1.4x	1.6x
CHEP	1.7x	1.8x	1.8x	1.8x	1.5x	1.6x
Recall	1.7x	2.0x	1.8x	1.2x	1.2x	1.2x
Pallet numbers (million)						
CHEP Americas	96		100	92		93
CHEP Europe	121		122	124		124
CHEP Rest of World	21		20	20		20
CHEP	238		242	236		237

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

22 August 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ASCIANO GROUP – INTERESTS IN BRAMBLES SHARES

We refer to our announcement yesterday concerning the sub-account position on Brambles' registry which holds Asciano Group's previously declared shareholding, registered in the name of "Belike Nominees Pty Ltd <MSC A/C>".

Brambles has today been advised by its share registry that, as a result of transactions registered yesterday, 21 August 2007, the number of Brambles shares in that sub-account has increased by a further 8,175,933 shares. That sub-account now holds 53,656,877 Brambles shares, or 3.79% of Brambles' issued capital. Assuming that the additional shares were purchased on market, and assuming a T+3 settlement, the additional shares would have been acquired on Thursday, 16 August 2007.

Brambles will be serving further notices on Belike Nominees Pty Limited (a subsidiary of Macquarie Bank) and the Asciano Group today requesting confirmation of the beneficial ownership of the additional shares.

In response to a notice which was issued on Friday, 17 August 2007 with respect to the 35,060,462 ordinary Brambles shares which were held in the sub-account as at 16 August 2007 (**"16 August Shareholding"**), Brambles was yesterday advised by Macquarie Bank that Belike Nominees Pty Ltd had no relevant interest in the 16 August Shareholding. A notice was also issued to MS Corporate Services Pty Ltd (**"MSC"**) with respect to the 16 August Shareholding. However, MSC has not yet responded to that notice.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

22 August 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Copies of Slides for Analysts' Briefing, Sydney

Attached are copies of slides to be presented by Brambles' Chief Executive Officer, Mr Michael Ihlein, at an analyst briefing to be held in Sydney later today.

The slides and webcast of the briefing will be available on the Brambles' website at www.brambles.com.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

For further information, contact:

Investors	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)414 239 188 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

Brambles is globally headquartered in Australia

{CLV 00028936}

Brambles





Another year of excellent results in 2007

22 August 2007

2007 Final Results

Mike Ihlein

Chief Executive Officer

Another year of excellent results

Year ended 30 June	2007 US$m	2006 US$m	% change (actual fx rates)	% change (constant currency)
Results before special items				
Continuing operations:				
Sales revenue	**3,868.8**	3,522.1	10	6
Comparable operating profit	**932.8**	771.3	21	17
Profit after tax	**585.7**	430.1	36	32
Basic EPS (US cents)	**37.8**	25.5	48	44
Cash flow from operations	**838.3**	762.6		
BVA	**471**	350		

Brambles completes transformation in FY07

- Delivered strong profit growth
- Asset disposal program successfully completed
- Unification completed
- Utilisation of cash
  - Special Dividend (US$264[1] million, October 2006)
  - Cash Alternative (US$950 million, December 2006)
  - Share Buy-backs (US$1,528[2] million, December 2006 to June 2007)
- Positioned to deliver further shareholder value

1 Excludes component of Special Dividend of US$170 million being early payment of 2007 interim dividend

2 Excludes Share Buy-backs of US$645 million that took place in 2006

Strong increase in dividends

- 2007 Final dividend of 17.0 cents
  - 26% increase (30% in US dollar terms)
  - Payable 11 October 2007
- Dividends franked to 20%
  - Consistent with previous guidance
  - Reduction reflects asset sales and increase in number of shares
- Reaffirm progressive dividend policy

Further enhance shareholder value

- Focused on increasing shareholder value
  - Generate greater value from existing assets
  - Sharing of best practice across our global footprint
  - Implementation of Accelerated Growth strategy
    - » Organic growth
    - » Potentially augment by selected acquisitions
  - Ongoing capital management initiatives
    - » Increased dividends
    - » Approval for additional on-market share buy-backs (November)

Ongoing commitment to capital management

- US$3.4bn utilised over past 18 months
  - Special dividends, Cash Alternative, share buy-backs
- Additional 10% buy-back capacity to be sought
  - Annual General Meeting on 16 November 2007

Business highlights

- CHEP Americas
  - Underlying[1] sales growth 8%, profits up 28%
  - Cash flow from operations up US$26 million
- CHEP Europe
  - Sales growth 2%, profits up 6%
  - Cash flow from operations up US$59 million
- CHEP RoW
  - Sales growth 9%, profits up 11%
- Recall
  - Sales growth 11%, profits up 16%
  - Integration of AUSDOC and key customer wins

1 Adjusted for the impact of sale of RPC assets

Growth % calculated on US$ constant currency basis

2007 Final Results

Jasper Judd

Group Financial Controller

Brambles

Strong growth in profit and BVA

AIFRS	Actual FY07 US$m	Constant FY07 US$m	Constant FY06 US$m	Growth %
Continuing operations[1]				
Sales revenue	3,868.8	3,732.8	3,522.1	6
Comparable operating profit	932.8	905.8	771.3	17
PBT	872.9	846.0	659.5	28
PAT	585.7	567.7	430.1	32
EPS (cents)	37.8	36.7	25.5	44
Cash flow from operations	838.3		762.6	$75.7m
BVA (June 06 rates)	471		350	$121m
ROCI	25%		22%	3 pp

1 Before special items
Growth % calculated on US$ constant currency basis

Brambles

Solid sales in continuing operations

AIFRS	Actual FY07 US$m	Constant FY07 US$m	Constant FY06 US$m	Growth %
CHEP	**3,218.4**	3,106.8	2,956.4	**5**
Recall	**650.4**	626.0	565.7	**11**
Continuing operations	**3,868.8**	**3,732.8**	**3,522.1**	**6**
Discontinued operations	**252.1**	238.5	2,393.6	nm[1]
Total	**4,120.9**	**3,971.3**	**5,915.7**	

1 Not meaningful due to timing of divestments
Growth % calculated on US$ constant currency basis

...with strong comparable operating profit growth in both CHEP and Recall

AIFRS	Actual FY07 US$m	Constant FY07 US$m	Constant FY06 US$m	Growth %
CHEP	**845.2**	821.5	703.8	17
Recall	**118.5**	113.3	97.5	16
Continuing (pre Brambles HQ)	**963.7**	**934.8**	**801.3**	17
Unallocated Brambles HQ costs	**(30.9)**	(29.0)	(30.0)	3
Continuing operations	**932.8**	**905.8**	**771.3**	17
Discontinued operations	**40.6**	38.3	310.5	nm[1]
Total	**973.4**	**944.1**	**1,081.8**	

1 Not meaningful due to timing of divestments and the impact of the cessation of depreciation and JV accounting
Growth % calculated on US$ constant currency basis

Strong cash flow generation continues

AIFRS	Actual FY07 US$m	FY06 US$m	Change US$m
Comparable operating profit[1]	**932.8**	771.3	161.5
Depreciation and amortisation[1]	**398.3**	393.7	4.6
EBITDA	**1,331.1**	1,165.0	166.1
Capital expenditure	**(648.5)**	(586.4)	(62.1)
Proceeds from disposals	**128.3**	122.0	6.3
Working capital movement	**(8.7)**	5.8	(14.5)
Irrecoverable pooling equipment provision	**90.2**	93.7	(3.5)
Provisions / Other	**(54.1)**	(37.5)	(16.6)
Cash flow from continuing operations	**838.3**	762.6	75.7
Discontinued operations	**37.2**	177.0	(139.8)
Special items	**(149.0)**	(38.9)	(110.1)
Cash flow from operations after special items	**726.5**	900.7	(174.2)
Financing costs and tax	**(236.3)**	(341.0)	104.7
Free cash flow	**490.2**	559.7	(69.5)

1 Excludes asset write-downs

Another year of increased cash flow from CHEP


US$m
Cash flow from operations
800
700
600
500
400
300
200
100
0
FY05
FY06
FY07
Europe
Americas
RoW

CHEP capex supports growth and Perfect Plants



US$m
350
300
250
200
150
100
50
0
CHEP Americas
CHEP Europe
FY05
FY06
FY07

BVA - CHEP continues to deliver

AIFRS, June 06 rates	FY07 US$m	FY06 US$m	Growth US$m
CHEP Americas	**255**	171	84
CHEP Europe	**137**	116	21
CHEP ROW	**85**	72	13
CHEP	**477**	359	118
Recall	**14**	13	1
Continuing (pre Brambles HQ)	**491**	372	119
Unallocated Brambles HQ costs	**(20)**	(22)	2
Total continuing operations	**471**	350	121

Financial ratios

AIFRS, Actual rates	June 07	June 06	Facilities
Closing Net Debt (US$m)	**1,996.9**	**1,690.1**	3,692.5
Interest cover[1] (x)			
• Comparable operating profit	**16.3**	**9.7**	
• EBITDA	**22.9**	**13.9**	
Net Debt / EBITDA[1] (x)	**1.5**	**1.1**	
Gearing (%)	**58.4**	**36.4**	
(Net Debt/Net Debt & Equity)			

Indicative Interest cover - based upon June 07 debt levels/interest rates

- Comparable operating profit **approx. 7x**
- EBITDA **approx. 10x**

1 Before special items

Sales growth

CHEP

AIFRS	Actual FY07 US$m	Constant FY07 US$m	FY06 US$m	Growth %
Americas	**1,429.7**	1,425.2	1,326.2	**7[1]**
Europe	**1,372.8**	1,271.5	1,252.7	**2**
RoW	**415.9**	410.1	377.5	**9**
Sales revenue	**3,218.4**	3,106.8	2,956.4	**5**

1 The underlying growth in sales was 8% after adjusting for the impact of sale of RPC assets

Growth % calculated on US$ constant currency basis

Americas continues strong profit growth

CHEP

Comparable operating profit	Actual	Constant		
AIFRS	FY07 US$m	FY07 US$m	FY06 US$m	Growth %
Americas	**416.9**	415.4	324.9	**28**
Europe	**300.6**	278.5	263.6	**6**
RoW	**127.7**	127.6	115.3	**11**
Total	**845.2**	**821.5**	**703.8**	**17**
Profit margin	**26%**	26%	24%	**2 pp**

Growth % calculated on US$ constant currency basis

Americas – Volume and efficiencies deliver gains

CHEP

US$m


325
69
2
11
8
415
FY06 Comparable operating profit
Volume, Price & Mix
Transportation
Plant costs
Other
FY07 Comparable operating profit

All numbers are calculated at constant currency

Europe – increased transport costs offsetting efficiencies

CHEP

US$m


264
5
(13)
5
18
279
RPC -10
Brentwood -8
Lumber -5
Madrid +13
FY06 Comparable operating profit
Volume, Price & Mix
Transportation
Plant costs
Other
FY07 Comparable operating profit

All numbers are calculated at constant currency

Stronger organic growth

recall

AIFRS	Actual FY07 US$m	Constant FY07 US$m	Constant FY06 US$m	Growth %	Organic Growth %
Americas	**307.7**	304.8	279.4	**9**[2]	
Europe	**167.1**	154.5	148.6	**4**[1]	
RoW	**175.6**	166.7	137.7	**21**[2]	
Sales revenue	**650.4**	**626.0**	**565.7**	**11**	**8**
Comparable operating profit	**118.5**	113.3	97.5	**16**	
Profit margin (%)	**18**	18	17	**1 pp**	

1 The underlying growth in sales was 7%, after adjusting for exiting the UK SDS business in FY06

2 Includes benefits from AUSDOC acquisition

Growth % calculated on US$ constant currency basis

Approx 30% of Group profit after tax in US$

US$m, AIFRS	Total	Currency mix at Actual FX rates USD	%
Sales revenue[1]	**3,868.8**	1,329.2	34
Comparable operating profit[1]	**932.8**	338.2	36
Net debt[2]	**1,996.9**	1,602.1	80

1 Continuing operations

2 Net debt shown after adjustments for impact of financial derivatives

Effective tax rate – continuing operations

AIFRS	Actual FY07 US$m	Actual FY06 US$m
PBT[1]	872.9	659.5
Tax[1]	287.2	229.4
Effective tax rate % of PBT	32.9%	34.8%

1 Before special items

Special items

AIFRS	Actual FY07 US$m	FY06 US$m
Amortisation of acquired intangible assets	(6.0)	(3.4)
Stamp duty on Unification	(28.8)	-
Restructuring and Unification costs	(76.0)	(45.5)
Recall restructuring costs	(26.0)	-
AUSDOC integration costs	-	(21.3)
Special items from continuing operations	**(136.8)**	**(70.2)**
Business disposals	820.7	1,035.4
Restructuring and Unification costs	(3.0)	(18.3)
Special items from discontinued operations	**817.7**	**1,017.1**
Special items before tax	**680.9**	**946.9**
Tax	(3.0)	(129.6)
Total	**677.9**	**817.3**

2007 Final Results

Mike Ihlein

Chief Executive Officer

Very positive outlook for 2008

- CHEP – another year of strong profit growth
  - CHEP Americas – continued good performance
  - CHEP Europe
    - » Sales growth accelerating in second half
    - » Focus on operational efficiencies and margin expansion
  - CHEP RoW – another year of solid profit growth
- Recall – continued strong organic sales growth
- Brambles – very positive outlook for 2008
  - Another year of strong cash generation and profit performance

Excellent result and great future

- 36% increase in Profit after tax for continuing operations
- 26% increase in the Final dividend
- $3.4 billion of capital management initiatives completed
- Very positive 2008 Outlook
- Opportunities to accelerate sales growth to double digit
  - New organisation structure to provide springboard
  - Deliver synergies across global footprint

Growth % calculated at actual exchange rates

Disclaimer statement

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.
This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.
Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.
These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

Brambles

Brambles

2007 Final Results

22 August 2007




recall

Contact details

John Hobson

Head of Investor Relations

john.hobson@brambles.com

+61 (2) 9256 5216

Michael Sharp

Vice President Corporate Affairs

michael.sharp@brambles.com

+61 (2) 9256 5255

Glossary of terms & measures

Appendix 1a

Except where noted, common terms and measures used in this document are based upon the following definitions:

Sales revenue	Excludes revenues of associates and non trading revenue.
Comparable operating profit	Profit before finance costs, tax and special items. Includes PAT of associates.
PBT	Profit before tax and special items. Includes PAT of associates.
PAT	Profit after tax before special items, and minority interests.
EPS	Profit after tax, minority interests and special items, divided by shares in issue.
DPS	Dividends declared in the period divided by shares in issue.
Shares in issue	Based on weighted average shares in issue of 1,548.3m in FY07; 1,688.8m in FY06.
Organic growth	Growth from existing customers or new customers acquired, though not through a business acquisition.
Constant currency	Translation of both current period and comparable period results into US dollars at the actual monthly exchange rates applicable for the comparable period.

Glossary of terms & measures — Appendix 1b

Except where noted, common terms and measures used in this document are based upon the following definitions:

Actual rates	Based upon conversion of local currency into US dollars using the average of the difference between buy and sell rates applicable at each month end.
Continuing operations	Refers to CHEP, Recall and Brambles HQ.
Discontinued operations	All businesses which have been or are expected to be divested.
Unallocated Brambles HQ costs	Head office costs which are not allocated back to the divisions. These are excluded from the segmental analyses.
Associates	50% or less equity, minimum 20%.
Special items	Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment.
Unification	The process by which Brambles Limited acquired all Brambles Industries Limited and Brambles Industries plc shares under separate schemes of arrangement.

Glossary of terms & measures — Appendix 1c

Except where noted, common terms and measures used in this document are based upon the following definitions:

Cash flow from operations	Cash flow generated after net capital expenditure and before special items
Free Cash Flow (FCF)	Cash flow generated after net capital expenditure, finance costs and taxation but excluding the net cost of acquisitions and proceeds from business disposals.
BVA	Brambles Value Added, calculated in US$ AIFRS as comparable operating profit – (12% x Average capital invested) at June 2006 exchange rates .
Average capital invested	Calculated as a 12 month average. Capital invested is calculated as net assets before tax balances, cash and borrowings, but after adding back accumulated pre-tax special items (excluding those associated with the restructuring, Unification and divestment program). Semi-annual average capital invested calculated as a 6 month average.
ROCI	Calculated as comparable operating profit divided by average capital invested.
Capital expenditure (capex)	On a cash flow basis. Unless otherwise stated, excludes intangible assets, investments in associates and equity acquisitions and is shown gross of any fixed asset disposals proceeds.

USA - Plant operations & transportation trends

Appendix 2a

Plant cost ratio
(Plant costs / Sales)


35%
30%
25%
20%
FY02 FY03 FY04 FY05 FY06 FY07

Gross transportation cost ratio
(Transportation costs / Sales)


35%
30%
25%
20%
FY02 FY03 FY04 FY05 FY06 FY07

USA - Asset productivity trends

Appendix 2b

Control ratio
(Returns + Recoveries / Total Issues)


100%
98%
96%
94%
92%
FY02 FY03 FY04 FY05 FY06 FY07

New equipment issue ratio
(Pallets purchased / Total issues)


12%
10%
8%
6%
4%
2%
0%
FY02 FY03 FY04 FY05 FY06 FY07

Europe - Plant operations & transportation trends

Appendix 2c


Plant cost ratio
(Plant costs / Sales)
35.0%
30.0%
25.0%
20.0%
FY02 FY03 FY04 FY05 FY06 FY07


Gross transportation cost ratio
(Transportation costs / Sales)
28.0%
24.0%
20.0%
16.0%
FY02 FY03 FY04 FY05 FY06 FY07

Major pallet sizes (B1210A and B1208A only)

Brambles

Europe – Asset productivity trends

Appendix 2d


Control ratio
(Returns + Recoveries / Total Issues)
96%
94%
92%
90%
FY02 FY03 FY04 FY05 FY06 FY07


New equipment issue ratio
(Pallets purchased / Total issues)
12%
10%
8%
6%
4%
2%
0%
FY02 FY03 FY04 FY05 FY06 FY07

Major pallet sizes (B1210A and B1208A only)

Brambles

FY07 Currency mix

Appendix 2e

US$m, AIFRS	Total	FY07 Currency mix at Actual FX rates				
		USD	EUR	GBP	AUD	Other
Continuing operations sales revenue	**3,868.8**	1,329.2	1,014.2	454.9	425.4	645.1
Continuing operations comparable operating profit	**932.8**	338.2	239.7	71.6	99.9	183.4
Net debt[1]	**1,996.9**	1,602.1	(647.1)	592.6	407.3	42.0

1 Net debt shown after adjustments for impact of financial derivatives

FY06 Currency mix

Appendix 2f

US$m, AIFRS	Total	FY06 Currency mix at Actual FX rates				
		USD	EUR	GBP	AUD	Other
Continuing operations sales revenue	**3,522.1**	1,245.2	922.1	423.0	359.8	572.0
Continuing operations comparable operating profit	**771.3**	256.7	176.6	99.5	76.7	161.8
Net debt[1]	**1,690.1**	833.5	(497.0)	1,037.3	230.9	85.4

1 Net debt shown after adjustments for impact of financial derivatives

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

23 August 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ASCIANO GROUP – INTERESTS IN BRAMBLES SHARES

We refer to our announcement yesterday concerning the sub-account position on Brambles' registry which holds Asciano Group's previously declared shareholding, registered in the name of "Belike Nominees Pty Ltd <MSC A/C>".

Brambles has today been advised by its share registry that, as a result of transactions registered yesterday, 22 August 2007, the number of Brambles shares in that sub-account has increased by a further 4,240,118 shares. That sub-account now holds 57,896,995 Brambles shares, or 4.09% of Brambles' issued capital. Assuming that the additional shares were purchased on market, and assuming a T+3 settlement, the additional shares would have been acquired on Friday, 17 August 2007.

Brambles will be serving further notices on Belike Nominees Pty Limited (a subsidiary of Macquarie Bank) and the Asciano Group today requesting confirmation of the beneficial ownership of the additional shares.

In response to notices which were issued on Monday, 20 August 2007 with respect to the 40,271,973 ordinary Brambles shares which were held in the sub-account as at Friday, 17 August 2007 (**"17 August Shareholding"**), Brambles was yesterday advised by Macquarie Bank and MS Corporate Services Pty Ltd (**"MSC"**) respectively that:

- Belike Nominees Pty Ltd had no relevant interest in the 17 August Shareholding; and
- MSC has a relevant interest in the 17 August Shareholding as it is the full beneficial owner thereof, and is not aware of any other person who has a relevant interest in the 17 August Shareholding other than its related bodies corporate (ie. Asciano Limited and its subsidiaries).

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{CLV 00028983}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

24 August 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ASCIANO GROUP – INTERESTS IN BRAMBLES SHARES

We refer to our announcement yesterday concerning the sub-account position on Brambles' registry which holds Asciano Group's previously declared shareholding, registered in the name of "Belike Nominees Pty Ltd <MSC A/C>".

Brambles notes from information provided by its share registry that the number of Brambles shares in that sub-account did not change from the number held as at Wednesday, 22 August 2007, being 57,896,995 Brambles shares, or 4.09% of Brambles' issued capital.

In response to a notice which was issued on Tuesday, 21 August 2007 with respect to the 45,480,944 ordinary Brambles shares which were held in the sub-account as at Monday, 20 August 2007 (**"20 August Shareholding"**), Brambles was yesterday advised by Macquarie Bank that Belike Nominees Pty Ltd had no relevant interest in the 20 August Shareholding, and that the relevant interest holder was MS Corporate Services Pty Ltd (**"MSC"**). A notice was also issued to MSC with respect to the 20 August Shareholding, however MSC has not yet responded to that notice.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00028990}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

27 August 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ASCIANO GROUP – INTERESTS IN BRAMBLES SHARES

We refer to our previous announcements concerning the sub-account position on Brambles' registry which holds Asciano Group's previously declared shareholding, registered in the name of "Belike Nominees Pty Ltd <MSC A/C>".

Brambles notes from information provided by its share registry that the number of Brambles shares in that sub-account did not change from the number held as at Wednesday, 22 August 2007, being 57,896,995 Brambles shares, or 4.09% of Brambles' issued capital.

In response to notices which were issued on Wednesday, 22 August 2007 with respect to the 53,656,877 ordinary Brambles shares which were held in the sub-account as at Tuesday 21 August 2007 ("**21 August Shareholding**"), Brambles was on Friday, 24 August 2007 advised by Macquarie Bank and MS Corporate Services Pty Ltd ("**MSC**") respectively that:

- Belike Nominees Pty Ltd has no relevant interest in the 21 August Shareholding; and
- MSC has a relevant interest in the 21 August Shareholding as it is the full beneficial owner thereof, and is not aware of any other person who has a relevant interest in the 21 August Shareholding other than its related bodies corporate (ie Asciano Limited and its subsidiaries).

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{CLV 00028995}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

28 August 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ASCIANO GROUP – INTERESTS IN BRAMBLES SHARES

We refer to our previous announcements concerning the sub-account position on Brambles' registry which holds Asciano Group's previously declared shareholding, registered in the name of "Belike Nominees Pty Ltd <MSC A/C>".

Brambles notes from information provided by its share registry that the number of Brambles shares in that sub-account has not changed since Wednesday, 22 August 2007, being 57,896,995 Brambles shares, or 4.09% of Brambles' issued capital.

In response to a notice which was issued on Thursday, 23 August 2007 with respect to the 57,896,995 ordinary Brambles shares which were held in the sub-account as at Wednesday, 22 August 2007 (**"22 August Shareholding"**), Brambles was yesterday advised by Macquarie Bank that Belike Nominees Pty Ltd had no relevant interest in the 22 August Shareholding, and that the relevant interest holder was MS Corporate Services Pty Ltd (**"MSC"**). A notice was also issued to MSC with respect to the 22 August Shareholding, however MSC has not yet responded to that notice.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

29 August 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ASCIANO GROUP – INTERESTS IN BRAMBLES SHARES

We refer to our previous announcements concerning the sub-account position on Brambles' registry which holds Asciano Group's previously declared shareholding, registered in the name of "Belike Nominees Pty Ltd <MSC A/C>".

Brambles notes from information provided by its share registry that the number of Brambles shares in that sub-account has not changed since Wednesday, 22 August 2007, being 57,896,995 Brambles shares, or 4.09% of Brambles' issued capital.

In response to a notice which was issued to MS Corporate Services Pty Ltd (**"MSC"**) on Thursday, 23 August 2007 with respect to the 57,896,995 ordinary Brambles shares which were held in the sub-account as at Wednesday, 22 August 2007 (**"22 August Shareholding"**), Brambles was yesterday advised by MSC that:

- MSC has a relevant interest in the 22 August Shareholding as it is the full beneficial owner thereof; and
- MSC is not aware of any other person who has a relevant interest in the 22 August Shareholding other than its related bodies corporate (ie. Asciano Limited and its subsidiaries).

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

29 August 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 14,701 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,701
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00029016}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	14,701 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 August 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,416,534,064	Ordinary fully paid shares

{SLM 00029016}

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	18,718,104	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

{SLM 00029016}

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

{SLM 00029016}

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (Company secretary) Date: 29 August 2007

Print name: Craig van der Laan de Vries

== == == == ==

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

30 August 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 17,410 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029023}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	17,410
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00029023}

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	17,410 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 August 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,416,551,474	Ordinary fully paid shares

{SLM 00029023}

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	18,700,694	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

{SLM 00029023}

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

82-5205

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 August 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

30 August 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

NOTIFICATION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES

Attached is a notification of transactions by "persons discharging managerial responsibilities" and their connected persons, in the shares of Brambles Limited. "Persons discharging managerial responsibilities" include senior executives of the issuer (ie not only Directors) who have regular access to inside information relating, directly or indirectly, to the issuer, and have power to make managerial decisions affecting the future development and business prospects of the issuer.

Yours faithfully

BRAMBLES LIMITED

C A van der Laan de Vries

Company Secretary

{SLM 00025956}

NNOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

CRAIG VAN DER LAAN DE VRIES

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

N/A

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

N/A

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8. State the nature of the transaction

SHARES ACQUIRED DUE TO THE PARTIAL VESTING AND EXERCISE OF PERFORMANCE SHARE RIGHTS GRANTED ON 5 SEPTEMBER 2002, VESTING BEING BASED ON PERFORMANCE TO 30 JUNE 2007.

9. Number of shares, debentures or financial instruments relating to shares acquired

9,210

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.007% OF THE TOTAL ISSUED SHARE CAPITAL OF BRAMBLES LIMITED

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

796,698 BRAMLES LIMITED SHARES REPRESENTING 0.056% OF THE TOTAL ISSUED SHARE CAPITAL OF BRAMBLES LIMITED

16. Date issuer informed of transaction

30 AUGUST 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

SALLY MULLIGAN, 61 2 9256 5239

Name and signature of duly authorised officer of issuer responsible for making notification

CRAIG VAN DER LAAN DE VRIES
COMPANY SECRETARY

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

31 August 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 26,614 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	26,614
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	26,614 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 August 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,416,578,088	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	18,671,433	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

{OWB 00012195}

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

{OWB 00012195}

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

{OWB 00012195}

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 31 August 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

{OWB 00012195}

+ See chapter 19 for defined terms.

END